Filed pursuant to Rule 424(b)(3)
Registration No. 333-252190

PROSPECTUS SUPPLEMENT NO. 22
(to Prospectus dated January 26, 2021)

Romeo Power, Inc.

Up to 62,150,554 Shares of Common Stock
Up to 12,266,648 Shares of Common Stock Issuable Upon Exercise of Warrants
Up to 4,763,058 Warrants

This prospectus supplement supplements the prospectus dated January 26, 2021 (the "Prospectus"), which forms a part of our registration statement on Form S-1 (No. 333-252190). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2022 (the "Quarterly Report"). Accordingly, we have attached the Quarterly Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of up to 12,266,648 shares of our common stock, $0.0001 par value per share ("Common Stock"), which consists of (i) up to 4,600,000 shares of Common Stock that are issuable upon the exercise of 4,600,000 warrants (the "Private Warrants") originally issued in a private placement in connection with the initial public offering of RMG Acquisition Corp., a Delaware corporation ("RMG"), by the holders thereof, and (ii) up to 7,666,648 shares of Common Stock that are issuable upon the exercise of 7,666,648 warrants (the "Public Warrants" and, together with the Private Warrants, the "Warrants") originally issued in the initial public offering of RMG, by the holders thereof.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders (including their transferees, donees, pledgees and other successors-in-interest) named in the Prospectus of (i) up to 62,150,554 shares of Common Stock (including up to 4,600,000 shares of Common Stock that may be issued upon exercise of the Private Warrants and 163,058 shares of Common Stock that may be issued upon exercise of 163,058 Public Warrants) and (ii) up to 4,763,058 Warrants, which consists of up to 4,600,000 Private Warrants and up to 163,058 Public Warrants.

Our Common Stock is listed on the New York Stock Exchange under the symbol "RMO". On May 6, 2022, the closing price of our Common Stock was $1.17.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled "Risk Factors" beginning on page 7 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 9, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q
(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended March 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
Commission file number 001-38795

ROMEO POWER, INC.
(Exact name of registrant as specified in its charter)

Delaware	83-2289787
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4380 Ayers Avenue Vernon, CA 90058
(833) 467-2237
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	RMO	New York Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒ No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     Yes  ☒   No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes   ☐     No  ☒
As of April 29, 2022, 151,231,501 shares of the registrant’s common stock, $0.0001 par value, were issued and outstanding.

Part I - Financial Statements
Item 1. Financial Statements

Condensed Consolidated Balance Sheets As of March 31, 2022 and December 31, 2021 (Unaudited) (In thousands, except share and per share data)

	March 31, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	$41,330	$22,638
Investments	25,548	97,309
Accounts receivable, net of allowance for expected credit loss of $3 and $0 at March 31, 2022 and December 31, 2021, respectively	9,201	8,378
Inventories, net	34,129	37,125
Insurance receivable	250	1,250
Prepaid inventories	7,438	3,002
Prepaid expenses and other current assets	8,795	5,579
Total current assets	126,691	175,281
Restricted cash	3,000	3,000
Property, plant and equipment, net	17,555	15,158
Equity method investments	35,000	36,329
Operating lease right-of-use assets	22,707	23,115
Finance lease right-of-use assets	4,051	4,070
Deferred assets	5,018	5,018
Prepayment - long-term supply agreement	64,703	64,703
Insurance receivable	6,000	6,000
Other noncurrent assets	2,028	2,772
Total assets	$286,753	$335,446

Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$17,292	$11,724
Accrued expenses	11,053	8,156
Contract liabilities	331	384
Operating lease liabilities, current	838	416
Finance lease liabilities, current	1,134	927
Other current liabilities	1,233	1,509
Total current liabilities	31,881	23,116
Private placement warrants	254	1,526
Operating lease liabilities, net of current portion	22,743	23,058
Finance lease liabilities, net of current portion	2,342	2,595
Legal settlement payable	6,000	6,000
Total liabilities	63,220	56,295
Commitments and contingencies (Note 15)

Stockholders’ equity
Common stock ($0.0001 par value, 250,000,000 shares authorized, 151,221,283 and 134,458,439 shares issued and outstanding at March 31, 2022 and December 31, 2021, respectively)	15	13
Additional paid-in capital	476,907	451,040
Accumulated other comprehensive loss	(740)	(366)
Accumulated deficit	(252,649)	(171,536)
Total stockholders’ equity	223,533	279,151
Total liabilities and stockholders’ equity	$286,753	$335,446
The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income For The Three Months Ended March 31, 2022 and 2021 (Unaudited) (In thousands, except share and per share data)

	Three Months Ended March 31,
	2022	2021
Revenues:
Product revenues	$11,402	$612
Service revenues	169	442
Total revenues (1)	11,571	1,054

Cost of revenues:
Product cost	29,116	4,438
Service cost	137	389
Total cost of revenues	29,253	4,827
Gross loss	(17,682)	(3,773)

Operating expenses:
Research and development	6,705	3,771
Selling, general and administrative	22,248	15,902
Acquisition of in-process research and development	35,402	—
Total operating expenses	64,355	19,673
Operating loss	(82,037)	(23,446)
Interest expense	(39)	(7)
Change in fair value of public and private placement warrants	1,271	116,125
Investment (loss) gain, net	(37)	90
(Loss) income before income taxes and loss in equity method investments	(80,842)	92,762
Loss in equity method investments	(271)	(643)
Benefit from income taxes	—	(10)
Net (loss) income	(81,113)	92,109

Other comprehensive (loss) income
Available-for-sale debt investments:
Change in net unrealized losses, net of income taxes	(716)	(342)
Net losses reclassified to earnings, net of income taxes	342	38
Total other comprehensive loss, net of income taxes	(374)	(304)
Comprehensive (loss) income	$(81,487)	$91,805

Net (loss) income per share
Basic	$(0.60)	$0.72
Diluted	$(0.60)	$0.68
Weighted average number of shares outstanding
Basic	135,260,665	128,788,715
Diluted	135,260,665	135,890,719
(1)    Total revenues included related party revenues of $162 and $713 for the three months ended March 31, 2022 and 2021, respectively. See Note 14 - Transactions with Related Parties.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Changes in Stockholders’ Equity For The Three Months Ended March 31, 2022 (Unaudited) (In thousands, except share data)

	Common Stock		APIC	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Shares	Amount
Balance—December 31, 2021	134,458,439	$13	$451,040	$(366)	$(171,536)	$279,151
Issuance of common stock	79,536	—	7	—	—	7
Issuance of common stock under SEPA agreement, net of stock purchase discount (Note 1)	16,683,308	2	24,998	—	—	25,000
Settlement on restricted stock tax withholding	—	—	(1)	—	—	(1)
Stock based compensation	—	—	863	—	—	863
Other comprehensive loss	—	—	—	(374)	—	(374)
Net loss	—	—	—	—	(81,113)	(81,113)
Balance—March 31, 2022	151,221,283	$15	$476,907	$(740)	$(252,649)	$223,533

Condensed Consolidated Statements of Changes in Stockholders’ Equity For The Three Months Ended March 31, 2021 (Unaudited) (In thousands, except share data)

	Common Stock		APIC	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Shares	Amount
Balance—December 31, 2020	126,911,861	$12	$377,253	$—	$(181,567)	$195,698
Issuance of common stock	3,617,286	1	36,626	—	—	36,627
Stock based compensation	—	—	4,456	—	—	4,456
Other comprehensive loss	—	—	—	(304)	—	(304)
Net income	—	—	—	—	92,109	92,109
Balance—March 31, 2021	130,529,147	$13	$418,335	$(304)	$(89,458)	$328,586

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Cash Flows For The Three Months Ended March 31, 2022 and 2021 (Unaudited) (In thousands)

	Three Months Ended March 31,
	2022	2021
Cash flows from operating activities:
Net (loss) Income	$(81,113)	$92,109
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	1,098	505
Amortization of investment premium paid	148	420
Allowance for expected credit loss	3	—
Stock-based compensation	863	4,456
Inventory provision	3,300	392
Change in fair value of public and private placement warrants	(1,271)	(116,125)
Acquisition of in-process research and development (Note 1)	35,402	—
Loss in equity method investments	271	643
Non-cash lease expense - operating leases	692	58
Non-cash lease expense - finance leases	169	71
Other	342	(533)
Changes in operating assets and liabilities:
Accounts receivable	(1,135)	(603)
Inventories	(304)	(1,144)
Prepaid inventories	(4,436)	(58)
Prepaid and other current assets	(3,713)	(7,963)
Accounts payable	6,470	2,630
Accrued expenses	1,876	250
Contract liabilities	(53)	857
Operating lease liabilities	(177)	(60)
Other, net	1,529	(77)
Net cash used in operating activities	(40,039)	(24,172)

Cash flows from investing activities:
Purchase of investments	—	(281,124)
Proceeds from maturities of investments	1,483	32,318
Proceeds from sales of investments	69,413	1,300
Equity method investment	—	(4,000)
Asset acquisition, net of cash acquired (Note 14)	(34,035)	—
Capital expenditures	(2,940)	(1,617)
Net cash provided by (used in) investing activities	33,921	(253,123)

Cash flows from financing activities:
Issuance of common stock under the SEPA, net of stock purchase discount (Note 1)	25,000	—
Exercise of stock options	7	4,681
Exercise of stock warrants	—	21,526
Settlement on restricted stock withholding	(1)	—
Principal portion of finance lease liabilities	(196)	(76)
Net cash provided by financing activities	24,810	26,131
(Continued)

Condensed Consolidated Statements of Cash Flows For The Three Months Ended March 31, 2022 and 2021 (Unaudited) (In thousands)

	Three Months Ended March 31,
	2022	2021
Net change in cash, cash equivalents and restricted cash	$18,692	$(251,164)
Cash, cash equivalents and restricted cash, beginning of period	25,638	293,942
Cash, cash equivalents and restricted cash, end of period	$44,330	$42,778

Reconciliation of cash, cash equivalents and restricted cash to the condensed consolidated balance sheets:
Cash and cash equivalents	$41,330	$41,278
Restricted cash	3,000	1,500
Total cash, cash equivalents and restricted cash	$44,330	$42,778

Supplemental cash flow information:
Cash paid for interest	$3	$—
Cash paid for income taxes	$—	$10

Supplemental disclosure of non-cash investing and financing activities:
Purchases of property, plant and equipment in accounts payable and accrued expenses at the end of period	$2,625	$86
Finance lease right-of-use assets obtained in exchange of finance lease liabilities	$150	$—
Write off of equity method investment in the BorgWarner JV (Note 1)	$1,058	$—
(Concluded)
The accompanying notes are an integral part of these condensed consolidated financial statements.

ROMEO POWER, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.       DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Romeo Power, Inc. designs, engineers, and manufactures lithium-ion cylindrical battery packs for EVs and energy storage solutions, with a focus on battery innovation, functionality, energy density, safety, and performance. We are headquartered in Vernon, California.
Unless the context otherwise requires, “Romeo,” the “Company,” “we,” “us,” or “our” refers to the combined company and its subsidiaries following the Business Combination and “Legacy Romeo” refers to Romeo Systems, Inc.
Acquisition of BorgWarner’s Ownership in the BorgWarner Romeo Power LLC

In May 2019, Legacy Romeo and BorgWarner formed BorgWarner Romeo Power LLC (“the JV” or “BorgWarner JV”). On October 25, 2021, BorgWarner exercised its rights under the JV Agreement to put its ownership interest in the JV to Romeo. Following agreed upon steps related to the put process, Romeo acquired BorgWarner’s 60% ownership interest in the JV pursuant to a Membership Interest Purchase Agreement (the “Purchase Agreement”) on February 4, 2022 (the “Purchase Agreement Closing Date”). Upon acquiring the additional 60% of the JV, Romeo owned 100% interest of the JV. Romeo subsequently dissolved the JV, effective February 11, 2022, and distributed all of the JV’s assets, including its rights under Romeo’s intellectual property, to Romeo. As a result, Romeo has recaptured all of the rights under its intellectual property that it had previously been licensed to the JV under the Intellectual Property License Agreement (the “IP License”). Consequently, we now have the right to exploit all of our intellectual property in all fields of use and all geographic markets. Further, by dissolving the JV and terminating the IP License, we also assumed full, unilateral control of our R&D budget and related activities.

The Company accounted for the Purchase Agreement as an asset acquisition, as it was determined that the acquired JV did not meet the definition of a business under ASC 805, Business Combinations. The total consideration transferred has been allocated to the non-monetary assets acquired and liabilities assumed based on their relative fair value.

As of December 31, 2021, the carrying value of the non-marketable equity investment was $1.3 million, representing the Company’s contributions to the JV offset by the Company’s share of equity method investee losses, and is presented as equity method investments on the consolidated balance sheet. For the quarter ended March 31, 2022, the JV had no revenue and recorded a net loss of $0.7 million up to the time of the acquisition which was February 4, 2022. The Company reflected its 40% share of the JV’s losses as loss in equity method investments in the consolidated statements of operations through the Purchase Agreement Closing Date.

Prior to the Purchase Agreement Closing Date, the unconsolidated balance sheet of the JV had total assets of $3.0 million, total liabilities of $0.3 million and total equity of $2.7 million.

The following table presents the components of the consideration transferred at the Purchase Agreement Closing Date (in thousands):

Description	Purchase Consideration
Cash transferred	$28,614
Carrying amount of the Company’s equity method investment in the JV	1,057
Transaction costs	8,446
Total	$38,117

The primary asset acquired in the Purchase Agreement constitutes an in-process research and development asset (“IPR&D”). Due to the nature of the other assets acquired and liabilities assumed, the difference between the fair value of the consideration transferred and the fair value of the tangible net assets acquired, the remaining cost was allocated solely to the IPR&D. The Company recorded a charge of $35.4 million to acquired in-process research and development expense in the condensed consolidated statements of operations at the Purchase Agreement Closing Date because the Company determined that the IPR&D asset had no alternative future use that is distinct and different from the Company’s existing research and development.

ROMEO POWER, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
The following table presents the components of the purchase allocation (in thousands):

Description	Amount
Total consideration transferred	$38,117
Cash received	(3,025)
Liabilities assumed	310
Acquired IPR&D	$35,402

The Company has elected the accounting policy to present the cash payments for IPR&D assets acquired in an asset acquisition that have no alternative use as investing activities in our condensed consolidated statements of cash flows for the three months ended March 31, 2022.

Basis of Presentation
The accompanying financial statements include the results of Romeo Power, Inc. and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated and the effect of variable interest entities have been considered in the consolidation.

As of March 31, 2022, we had cash and cash equivalents, and investments of $41.3 million and $25.5 million, respectively. We have recurring losses, which have resulted in an accumulated deficit of $252.6 million as of March 31, 2022. On February 15, 2022, we entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, Ltd. (“Yorkville”), which is an affiliate of Yorkville Advisors. Under terms of the SEPA, we have the right, but not the obligation, to sell up to $350.0 million of common equity to an affiliate of Yorkville Advisors, subject to certain limitations, at the time of our choosing during the two-year term of the agreement. During the three months ended March 31, 2022, we issued 16.7 million shares of Common Stock to Yorkville for cash proceeds of $25.0 million with a portion of the shares issued as non-cash stock purchase discount under the SEPA. Despite the access to liquidity resulting from sales of common stock under the SEPA, as a result of continuing anticipated operating cash outflows, capital expenditures, amounts paid to BorgWarner in February 2022, and costs to support future growth, we believe that substantial doubt exists regarding our ability to continue as a going concern for 12 months from the date of the issuance of our financial statements. Although management continues to explore a range of options to further address the Company’s capitalization and liquidity, management cannot conclude as of the date of this filing that it is probable that additional options will become available to fund our longer range investment plans and our operating losses. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Unaudited Interim Financial Information

The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information, the instructions to Form 10-Q, and the rules and regulations of the Securities and Exchange Commission (“SEC”). The condensed consolidated financial statements presented herein have not been audited by an independent registered public accounting firm, but include all material adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of our financial position, results of operations and cash flows for the period. These results are not necessarily indicative of results for any other interim period or for the full fiscal year.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been omitted pursuant to the rules of the SEC. The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 1, 2022 (the “2021 Form 10-K”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires us to make certain estimates and assumptions for the reporting periods covered by the financial statements. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent liabilities. Actual amounts could differ from these

ROMEO POWER, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
estimates. The condensed consolidated financial statements have been prepared under the assumption that Romeo will continue as a going concern.

Reclassification of Presentation in Our Condensed Consolidated Balance Sheets, Our Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income and Note 3 to Our Condensed Consolidated Financial Statements

Revenues of comparative prior period in our consolidated statements of operations and comprehensive (loss) income are reclassified to conform with our current revenue presentation. In the condensed consolidated statements of operations, we have combined related party revenues with product revenues and service revenues and disclosed the amount of related party revenues in a captioned note.

Revenues of comparative prior period presented in Note 3 are reclassified to conform with our current revenue presentation. We present disaggregated revenue by product and service instead of further disaggregating product by battery packs and modules.

Immaterial Correction of Previously Issued Condensed Consolidated Financial Statements

During the quarter ended September 30, 2021, we identified a misstatement in our accounting for performance and market-based options granted in 2020 to our former Chairman and Chief Executive Officer (“CEO”), who was awarded 4,633,978 stock options at an exercise price of $6.69 per share. All shares covered by such award were subject to time based, performance and market condition vesting requirements.

As of December 29, 2020, the date of the Business Combination, the performance condition was satisfied (the “Performance Condition Date”), and we began recognizing stock-based compensation expense, based on the fair value of the award at August 12, 2020 which was the stock option grant date (the “Grant Date”). We recognized expense prospectively, over the remaining requisite service period, which was six months from the date of the Business Combination and included the period of December 29, 2020 through June 27, 2021.

However, in accordance with Accounting Standards Codification (“ASC”) 718, Compensation—Stock Compensation, we should have recognized a cumulative catch-up adjustment upon the performance condition being satisfied on December 29, 2020 for the services rendered from the Grant Date through the Performance Condition Date. This resulted in an understatement of $4.1 million in stock-based compensation expense, included within selling, general and administrative expense and additional paid-in capital as of December 31, 2020 and a subsequent overstatement of stock-based compensation expense, included within selling, general and administrative expense, during the interim periods ended March 31, 2021 and June 30, 2021.

The Company evaluated the materiality of the error both qualitatively and quantitatively in accordance with Staff Accounting Bulletin (“SAB”) No. 99, Materiality, and SAB No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements, and determined the effect of the correction was not material to the previously issued financial statements.

The following tables provide the impact of the correction on our previously issued condensed consolidated financial statements for the three months ended March 31, 2021.

Condensed Consolidated Balance Sheets	As of March 31, 2021
	As Previously Reported	Stock-based Compensation Adjustment	As Corrected
	(In thousands)
Additional paid-in capital	$416,308	$2,027	$418,335
Accumulated deficit	(87,431)	(2,027)	(89,458)

ROMEO POWER, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Consolidated Statements of Operations	For the Three Months Ended March 31, 2021
	As Previously Reported	Stock-based Compensation Adjustment	As Corrected
	(In thousands except share and per share data)
Selling, general and administrative expenses	$17,999	$(2,097)	$15,902
Total operating expenses	21,770	(2,097)	19,673
Operating loss	(25,543)	2,097	(23,446)
Income before income taxes and loss in equity method investments	90,665	2,097	92,762
Net Income	90,012	2,097	92,109

Net income per share
Basic	$0.70	$0.02	$0.72
Diluted	0.66	0.02	0.68
Weighted average number of shares outstanding
Diluted	135,812,697	78,022	135,890,719

Condensed Consolidated Statement of Stockholders’ Equity	For the Three Months Ended March 31, 2021
	As Previously Reported	Stock-based Compensation Adjustment	As Corrected
	(In thousands)
Additional paid-in capital - December 31, 2020	$373,129	$4,124	$377,253
Stock-based compensation	6,553	(2,097)	4,456
Additional paid-in capital, Balance - March 31, 2021	416,308	2,027	418,335
Accumulated deficit - December 31, 2020	(177,443)	(4,124)	(181,567)
Net income	90,012	2,097	92,109
Accumulated deficit, Balance - March 31, 2021	(87,431)	(2,027)	(89,458)

Condensed Consolidated Statement of Cash Flows	For the Three Months Ended March 31, 2021
	As Previously Reported	Stock-based Compensation Adjustment	As Corrected
	(In thousands)
Cash flows from operating activities:
Net income	$90,012	$2,097	$92,109
Adjustments to reconcile net income to net cash used for operating activities:
Stock-based compensation	6,553	(2,097)	4,456

ROMEO POWER, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In addition to the significant accounting policies disclosed in Note 2 of the notes to consolidated financial statements in Part II, Item 8 of the 2021 Form 10-K, the Company has the following significant accounting policies.
Impairment of Long-Lived Assets—We review the carrying value of our long-lived assets, including property, plant and equipment and lease ROU assets, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We measure recoverability by comparing the carrying amount to the future undiscounted cash flows that the asset or asset group is expected to generate, and consider other factors regarding the Company’s future performance including revenue growth, sales backlog, commercial market size and market share, production capabilities and historical equity market capitalization of the Company. If the asset or asset group is not recoverable, its carrying amount would be adjusted down to its fair value. As of March 31, 2022, the Company identified an indicator of impairment of the long-lived assets, but determined based on future undiscounted cash flow estimates and other factors noted above that the asset group is recoverable. Potential impairment charges may be required in the future if the Company’s current forecasts are significantly reduced or not realized.

Derivative Accounting for the SEPA—We issued 16.7 million shares of Common Stock to Yorkville for cash proceeds of $25.0 million with a portion of the shares issued as non-cash stock purchase discount under the SEPA during the three months ended March 31, 2022. The Company has the right, but not the obligation, to sell up to $350 million of Common Stock to Yorkville, subject to certain limitations, at the time of our choosing during the two-year term of the agreement. The Company determined that SEPA represents a derivative financial instrument under ASC 815, Derivatives and Hedging, which should be recorded at fair value at inception and each reporting date thereafter. The financial instrument was classified as a derivative asset with a fair value of zero at the inception of the SEPA and as of March 31, 2022.

Recently Adopted Accounting Pronouncements

In October 2021, the Financial Accounting Standards Board (“FASB”) issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. Under ASU 2021-08, an acquirer must recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. The guidance is effective for interim and annual periods beginning after December 15, 2022, with early adoption permitted. We early adopted ASU 2021-08 on a prospective basis effective January 1, 2022 and the adoption of the new guidance did not have a material impact on our condensed consolidated financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020-06 , Debt - Debt with Conversion and Other Options ( Subtopic 470-20 ) and Derivatives and Hedging - Contracts in an Entity’s Own Equity ( Subtopic 815-40 ): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible debt and convertible preferred stock by removing the requirements to separately present certain conversion features in equity. In addition, the amendment also simplifies the guidance in ASC Subtopic 815-40, Derivatives and Hedging: Contracts in Entity's Own Equity, by removing certain criteria that must be satisfied in order to classify a contract as equity, which is expected to decrease the number of freestanding instruments and embedded derivatives accounted for as assets or liabilities. Finally, the amendment revises the guidance on calculating earnings per share, requiring use of the if-converted method for all convertible instruments and rescinding an entity's ability to rebut the presumption. ASU 2020-06 may be adopted through either a modified retrospective method of transition or a fully retrospective method of transition. We adopted ASC 2020-06 effective January 1, 2022 and the adoption of the new guidance did not have a material impact on our condensed consolidated financial statements and related disclosures.

Other recently issued accounting updates are either not expected to have a material impact or are not relevant to our condensed consolidated financial statements.

ROMEO POWER, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
3.       REVENUES
Contract Liabilities

Contract liabilities in the accompanying condensed consolidated balance sheets relate to payments received in advance of satisfying performance obligations under our contracts and are realized when the associated revenue is recognized under the contracts. During the three months ended March 31, 2022, changes in contract liabilities were as follows (in thousands):

Three Months Ended March 31, 2022
Beginning balance	$384
Revenues recognized	(72)
Increase due to billings	19
Ending balance	$331

Contract liabilities are earned as services and prototypes are transferred to the customer. The remaining contract liability balance as of March 31, 2022 is expected to be earned and recognized as revenue within the next 12 months.
Backlog

As of March 31, 2022, we had executed certain contracts with customers to deliver specific battery packs, modules, and battery management system and software services. These contracts contain minimum quantity purchase requirements that are non-cancellable (other than for a breach by Romeo), and we have enforceable rights to pursue payments due under these contracts under make-whole provisions, or through customary remedies for breach of contract if the minimum quantities are not ordered. The following table presents the non-cancellable minimum purchase commitments under such contracts as of March 31, 2022 (in thousands):

Contractual Minimum Purchase Commitments
Purchase contracts with make-whole provisions (1)	$316,629
Purchase contracts with provisions of customary remedies for breach of contract (2)	95,379
Total	$412,008

(1)     For approximately $316.6 million of unsatisfied performance obligations related to minimum quantity purchase commitments, if the customers do not follow through on their minimum purchase commitments, we would receive a maximum of $297.4 million under certain make-whole provisions included in these contracts.

(2) For the remaining $95.4 million of unsatisfied performance obligations related to minimum quantity purchase commitments included in these contracts, if the customers do not follow through on their minimum purchase commitments, we would seek damages through customary remedies for breach of contract.

The following table presents the estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as of March 31, 2022 (in thousands):

Revenues Expected To be Recognized
April 1, 2022 through December 31, 2022	$33,429
January 1, 2023 through December 31, 2024	278,273
Thereafter	100,306
Total	$412,008

These amounts exclude any potential adjustments for variable consideration which could arise from provisions in our contracts where the price for a product or service can change based on future events. Based on practical expedient elections

ROMEO POWER, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
permitted by ASC 606, Revenue from Contracts with Customers, the Company does not disclose the value of unsatisfied performance obligations for variable consideration that is allocated entirely to a wholly unsatisfied performance obligation.

Disaggregation of Revenues
We earn revenue through the sale of products and services. Product and service lines are the disaggregation of revenues primarily used by management, as this disaggregation allows for the evaluation of market trends, and certain product lines and services vary in recurring versus non-recurring nature. We do not have any material sales outside of North America.

The following table disaggregates revenues by when control is transferred for the three months ended March 31, 2022 and 2021 (in thousands):

	Three Months Ended March 31,
	2022	2021
Point in time	$11,402	$612
Over time	169	442
Total	$11,571	$1,054

4.       INVENTORIES, NET

As of March 31, 2022 and December 31, 2021, inventory consisted of the following (in thousands):

	March 31, 2022	December 31, 2021
Raw materials	$30,442	$35,327
Work-in-process	2,983	1,364
Finished goods	704	434
Total inventories	$34,129	$37,125

We provide inventory write downs for slow-moving and obsolete inventory items when the net realizable value of inventory items is less than their carrying value. The Company then evaluates the carrying value of the remaining raw materials inventories based on the market resale value assumption using recent purchase information, supplier quotes or reputable third-party sources for market price. Work in progress is valued at an estimate of cost, including attributable overheads, based on stage of completion. During the three months ended March 31, 2022 and 2021, we recorded $3.3 million and $0.4 million inventory provision, respectively, in cost of revenues.

5.       EQUITY METHOD INVESTMENTS

BorgWarner Romeo Power LLC
Legacy Romeo and BorgWarner formed the JV on June 28, 2019. Legacy Romeo and BorgWarner received a 40% interest and 60% interest in the JV, respectively. Subsequently, Legacy Romeo and BorgWarner agreed to contribute an additional $10.0 million in total to the Joint Venture which represented funding for 2021 capital needs. In January 2021, we invested $4.0 million in the JV, which represented our pro rata share of the agreed upon funding. During the three months ended March 31, 2022 and 2021, we recorded our share of the net loss of the JV as “Loss in equity method investments” in our condensed consolidated statements of operations and comprehensive (loss) income. For information on our transactions with the JV, see Note 14 - Transactions with Related Parties. On October 25, 2021, BorgWarner elected to exercise a right under the Joint Venture Operating Agreement, dated May 6, 2019 (the “Operating Agreement”), to put its 60% ownership stake in the JV to the Company. For further information on our acquisition of the BorgWarner’s ownership share in the JV, see Note 1.

ROMEO POWER, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Heritage Battery Recycling, LLC
On October 2, 2020, we entered into a Battery Recycling Agreement (the “Battery Recycling Arrangement”) with Heritage Battery Recycling, LLC (“HBR”), an affiliate of Heritage Environmental Services, Inc. (“HES”). Under the Battery Recycling Arrangement, HBR has agreed to design, build and operate a system for redeploying, recycling or disposing of lithium-ion batteries (the “System”) to be located at HES’s facility in Arizona. Immediately following the Business Combination on December 29, 2020, we contributed $35.0 million to HBR, a related party to an investor in Legacy Romeo and an investor of $25.0 million in the private placement of shares of Common Stock (the “PIPE Shares”) that were sold in connection with the Business Combination. While the arrangement is in effect, it establishes a strategic arrangement with HES for the collection of our battery packs for recycling, and it gives our customers priority at the recycling facility. We also have agreed to fund, in principal, up to $10.0 million for a pilot program that, if successful, could lead to the purchase of commercial vehicles containing Romeo batteries by HBR’s affiliate. The terms of the pilot program have not yet been finalized and reflected in an executed agreement.
As of March 31, 2022, HBR had not yet begun construction of the battery recycling facility or begun operation of the System. Therefore, during the three months ended March 31, 2022, there are no profits or losses from our equity method investment to be recognized in our condensed consolidated statement of operations and comprehensive (loss) income.

6.  PUBLIC AND PRIVATE PLACEMENT WARRANTS

In February 2019, in connection with the RMG initial public offering (the “RMG IPO”), RMG issued 7,666,648 warrants (the “Public Warrants”) to purchase shares of Common Stock at $11.50 per share. Simultaneously with the consummation of the RMG IPO, RMG issued 4,600,000 warrants (the “Private Placement Warrants” and, together with the Public Warrants, the “Public and Private Placement Warrants”) to purchase shares of Common Stock at $11.50 per share, to RMG Sponsor, LLC (the “Sponsor”), certain funds and accounts managed by subsidiaries of BlackRock, Inc., and certain funds and accounts managed by Alta Fundamental Advisers LLC.
On February 16, 2021, we announced the redemption of all of the outstanding Public Warrants to purchase shares of our Common Stock, that were issued under the Warrant Agreement, dated February 7, 2019, by and between RMG and American
Stock Transfer & Trust Company, LLC, as warrant agent. All Public Warrants could be exercised until April 5, 2021 to purchase shares of our Common Stock, at the exercise price of $11.50 per share, and any Public Warrants that remained unexercised were voided and no longer exercisable. On April 5, 2021, 7,223,683 Public Warrants were redeemed at the redemption price of $0.01 per Public Warrant. The Company paid Public Warrant holders a total of $72,237 in connection with the redemption.

The Public and Private Placement warrants are recorded as liabilities in our condensed consolidated balance sheets. As of March 31, 2022 and December 31, 2021, we had 3,178,202 Private Placement Warrants and no Public Warrants outstanding.

7.      STOCK-BASED COMPENSATION

2020 Stock Plan

On December 29, 2020, our stockholders approved the Romeo Power, Inc. 2020 Long-Term Incentive Plan (the “2020 Plan”). The purpose of the 2020 Plan is to attract, retain, incentivize and reward top talent through stock ownership, to improve operating and financial performance and strengthen the mutuality of interest between eligible award recipients and stockholders.

The 2020 Plan provides for the grant of incentive stock options, non-qualified stock options, restricted stock awards, restricted stock unit awards (“RSU”s), stock appreciation rights, dividend equivalent rights, and performance-based stock unit awards (“PSU”s) (collectively, “stock awards”) and cash awards. Incentive stock options may be granted only to our employees, including officers, and the employees of our subsidiaries. All other stock awards and cash awards may be granted to our employees, officers, non-employee directors, and consultants and the employees and consultants of our subsidiaries and affiliates.

ROMEO POWER, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
The aggregate number of shares of our Common Stock that may be issued pursuant to stock awards under the 2020 Plan will not exceed the sum of (x) 15,000,000 shares, plus (y) 11,290,900, the number of shares subject to outstanding awards under the 2016 Plan on the date of the Business Combination.

During three months ended March 31, 2022, we issued RSUs and PSUs under the 2020 Plan, as described further in the section titled “Restricted Stock Units and Performance-related Stock Units” below. As of March 31, 2022, there were 9,862,090 shares remaining available for issuance under the 2020 Stock Plan.

Time-based Option awards
During the three months ended March 31, 2022, we did not grant any stock options to employees and our employees exercised stock options totaling 4,396 shares for total proceeds of $7 thousand.
The following table summarizes our time-based stock option activity (dollars in thousands, except weighted average exercise prices):

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding Options, December 31, 2021	3,410,387	$4.13	4.7	$2,496
Exercised	(4,396)	1.56		8
Forfeited	(147,824)	4.77		—
Expired	(45,744)	6.04		—
Outstanding Options, March 31, 2022	3,212,423	$4.07	3.9	$—
Exercisable and vested, March 31, 2022	3,124,911	$4.12	3.8	$—

Restricted Stock Units and Performance-related Stock Units
During three months ended March 31, 2022, we granted 6,414,028 RSUs and PSUs to our employees. The RSUs granted to our employees are generally eligible to vest over three years from the commencement date, subject to continued employment on each vesting date. Primarily, one third of these shares vest on the one-year anniversary of the vesting commencement date and the remaining shares vest equally over eight quarters thereafter.

The PSUs vest after three years from the commencement date based on the achievement of the either certain predetermined performance goals or market goals, and are payable in cash or shares of our Common Stock, at our election. The market based goal is measured by the 100-trading-day average stock closing price at the end of the 2021 to 2023 performance period, and total stockholder’ return (“TSR”) of the Company relative to the TSRs of a selected public company peer group at the end of the 2022 to 2024 performance period. The performance-based goal is measured by the achievement of certain internal operations results for the first fiscal year of the respective three-year performance period commencing when the PSUs are granted. The performance-based measurements for the 2021 to 2023 performance period include backlog targets and percentage reductions in bill-of-material costs per Kilowatt-Hour for the fiscal year ended December 31, 2021. The performance-based measurements for the 2022 to 2024 performance period include revenue targets and percentage of first-pass manufacturing yield of certain battery modules we manufacture for the fiscal year ending December 31, 2022. The actual number of shares to be issued for the PSUs will be the higher of the market-based vesting percentage or the performance-based vesting percentage, subject to a market-based limitation, and can range from 0% to 200% of the target number of shares set at the time of grant. For the period ended on December 31, 2021, the market-based valuation exceeded the performance based results. Stock-based compensation expense for the PSUs is recognized on a straight-line basis over the service period based upon the value determined using the Monte Carlo valuation method for the market goal plus an incremental value, if any, determined by expected achievement of the performance-based goals. The Monte Carlo valuation method incorporates stock price correlation and other variables over the time horizons matching the performance periods. For the performance goals measured by revenue targets and percentage of first-pass manufacturing yield of certain battery modules, management will review and assess the achievement of the performance-based goals quarterly through the performance assessment period ending December 31, 2022.

ROMEO POWER, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
The grant date fair value of the PSUs granted on February 18, 2022 derived from the Monte Carlo simulation, was based, in part, on the following assumptions:

Fair Value Assumptions:
Grant date stock price	$2.05
Risk-free interest rate	1.67%
Simulation term (in years)	3.0
Expected volatility	63.1%
Dividend yield	0%
Grant date fair value per share	$3.27
The following table summarizes our RSU and PSU activity during the three months ended March 31, 2022 (dollars in thousands, except weighted average fair values):

	Shares	Weighted Average Fair Value
Outstanding at December 31, 2021	3,824,397	$6.64
Granted	6,414,028	$2.51
Vested	(75,633)	$9.23
Forfeited	(1,285,687)	$7.57
Outstanding at March 31, 2022	8,877,105	$3.50

The fair value of all RSUs and PSUs granted during the three months ended March 31, 2022 was $16.1 million.

Stock-based compensation expense

During the three months ended March 31, 2022 and 2021, we recognized a total of $0.9 million and $4.5 million, respectively, of stock-based compensation (“SBC”) expense related to the vesting of stock options, RSUs and PSUs. The SBC expense for the three months ended March 31, 2022 reflects a $2.7 million reversal of previously recognized SBC expense for unvested PSUs and RSUs forfeited due to terminations of employment.

The following table summarizes our SBC expense by line item in the condensed consolidated statements of operations and comprehensive (loss) income (in thousands):

	Three Months Ended March 31,
	2022		2021
Cost of revenues	$220		$121
Research and development	765		61
Selling, general, and administrative	(122)	(1)	4,274
Total	$863	(1)	$4,456
(1) Amount includes $2.7 million of PSU and RSU forfeitures primarily related to two terminated executive officers.

The following table summarizes our SBC expense by award type for the three months ended March 31, 2022 and 2021 (in thousands):

	Three Months Ended March 31,
	2022		2021
Options	$82		$4,456
Restricted awards (RSUs and PSUs)	781	(1)	—
Total	$863	(1)	$4,456

ROMEO POWER, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(1) Amount includes $2.7 million of PSU and RSU forfeitures primarily related to two terminated executive officers.
As of March 31, 2022, the unrecognized SBC expense and the weighted average period over which this SBC expense is expected to be recognized is summarized as follows (dollar in thousands):

	March 31, 2022	Weighted Average Recognition Period
Options	$123	0.46
Restricted awards (RSUs and PSUs)	27,419	2.48
Total	$27,542

8.  INCOME TAXES

Our income tax provision consists of federal and state income taxes. The tax provisions for the three months ended March 31, 2022 and 2021 were computed by applying the Company’s estimated annual effective tax rates to the year-to-date pre-tax income for the three months ended March 31, 2022 and 2021 and adjusting for discrete tax items recorded in each period. The Company’s overall effective tax rate of zero percent is different than the federal statutory tax rate because the Company has established a full valuation allowance against its net deferred income tax assets. As of March 31, 2022, the Company continued to record a full valuation allowance against the deferred tax asset balance as realization was uncertain.

9.      INVESTMENTS

Available-for-sale debt investments

The following table summarizes our available-for-sale debt investment holdings at March 31, 2022 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized and Credit Losses	Fair Value
Municipal securities	$15,921	$—	$(411)	$15,510
Corporate debt securities	10,367	—	(329)	10,038
Total (1)	$26,288	$—	$(740)	$25,548

(1) There were no unsettled sales of available-for-sale debt investments at March 31, 2022.

The following table summarizes our available-for-sale debt investment holdings at December 31, 2021 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized and Credit Losses	Fair Value
U.S. government securities	$28,008	$—	$(37)	$27,971
Municipal securities	37,370	47	(194)	37,223
Corporate debt securities	21,706	—	(122)	21,584
Asset-backed securities	5,890	—	(9)	5,881
U.S. agency mortgage-backed securities	4,700	—	(50)	4,650
Total (1)	$97,674	$47	$(412)	$97,309

(1) There were no unsettled sales of available-for-sale debt investments at December 31, 2021.

ROMEO POWER, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
The following table presents the gross realized gains and gross realized losses related to available-for-sale debt investments for the three months ended March 31, 2022 (in thousands):

	Three Months Ended March 31,
	2022	2021
Gross realized gains	$108	$34
Gross realized losses	(450)	(72)
Gross realized loss, net	$(342)	$(38)

The following tables present the breakdown of the available-for-sale debt investments with gross unrealized losses and the duration that those losses had been unrealized at March 31, 2022 (in thousands):

	Unrealized Losses 12 Months or less		Unrealized Losses Greater than One Year		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Municipal securities	$—	$—	$15,510	$(411)	$15,510	$(411)
Corporate debt securities	720	(31)	9,318	(298)	10,038	(329)
Total	$720	$(31)	$24,828	$(709)	$25,548	$(740)

The following tables present the breakdown of the available-for-sale debt investments with gross unrealized losses and the duration that those losses had been unrealized at December 31, 2021 (in thousands):

	Unrealized Losses 12 Months or Less		Unrealized Losses Greater than 12 Months		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. government securities	$27,971	$(37)	$—	$—	$27,971	$(37)
Municipal securities	30,823	(194)	—	—	30,823	(194)
Corporate debt securities	21,584	(122)	—	—	21,584	(122)
Asset-backed securities	5,598	(9)	—	—	5,598	(9)
U.S. agency mortgage-backed securities	4,650	(50)	—	—	4,650	(50)
Total	$90,626	$(412)	$—	$—	$90,626	$(412)

The following table summarizes the maturities of our available-for-sale debt investments at March 31, 2022 (in thousands):

	Amortized Cost	Fair Value
1 year through 5 years	$26,288	$25,548

Actual maturities may differ from the contractual maturities because borrowers may have the right to call or prepay certain obligations.

ROMEO POWER, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
10. FAIR VALUE

Fair Value of Financial Instruments — The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value, and establishes the disclosure requirements regarding fair value measurements. Fair value is defined as the price that would be received in the sale of an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

Level 1 Inputs—Unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access at the measurement date.
Level 2 Inputs—Inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).
Level 3 Inputs—Unobservable inputs reflecting our assessment of assumptions that market participants would use in pricing the asset or liability. We develop these inputs based on the best information available.
Our available-for-sale debt investments are measured at fair value on a recurring basis, consisting of investment grade high quality fixed income assets, which are priced using quoted market prices for similar instruments or unbinding market prices that are corroborated by observable market data, which represents a Level 2 fair value measurement.

The Public and Private Placement Warrants are measured at fair value on a recurring basis. We will continue to adjust these liabilities for changes in the fair value of the Public and Private Placement Warrants until the warrants are exercised, redeemed or cancelled. Prior to the redemption of the Public Warrants on April 5, 2021, the Public Warrants were traded on the NYSE and were recorded at fair value using the closing stock price as of the measurement date, which represents a Level 1 fair value measurement.
The fair value of the Private Placement Warrants is established using Level 2 inputs and determined using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires inputs such as the fair value of our Common Stock, the risk-free interest rate, expected term, expected dividend yield and expected volatility. The fair value of our Common Stock is considered a Level 1 input as our Common Stock is freely traded on the NYSE. The risk-free interest rate assumption is determined by using the U.S. Treasury rates of the same period as the expected term of the Private Placement Warrants, which is 3.75 years. The dividend yield assumption is based on the dividends expected to be paid over the expected life of the warrant. Our volatility is derived from several publicly traded peer companies.
As of March 31, 2022 and December 31, 2021, assets and liabilities measured at fair value on a recurring basis were as follows (in thousands):

	March 31, 2022
	Total	(Level 1)	(Level 2)	(Level 3)
Assets:
Available-for-sale debt investments:
Municipal securities	15,510	—	15,510	—
Corporate debt securities	10,038	—	10,038	—
Total	$25,548	$—	$25,548	$—

Financial Liabilities:
Private Placement Warrants	$254	$—	$254	$—
Total	$254	$—	$254	$—

ROMEO POWER, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

	December 31, 2021
	Total	(Level 1)	(Level 2)	(Level 3)
Assets:
Cash equivalents:
U.S. Treasury Bills	$263	$263	$—	$—
Subtotal	$263	$263	$—	$—
Available-for-sale debt investments:
U.S. government securities	27,971	—	27,971	—
Municipal securities	37,223	—	37,223	—
Corporate debt securities	21,584	—	21,584	—
Asset-backed securities	5,881	—	5,881	—
U.S. agency mortgage-backed securities	4,650	—	4,650	—
Subtotal	97,309	—	97,309	—
Total	$97,572	$263	$97,309	$—

Financial liabilities:
Private Placement Warrants	1,526	—	1,526	—
Total	$1,526	$—	$1,526	$—

The key assumptions used to determine the fair value of the Private Placement Warrants as of March 31, 2022 and December 31, 2021 using the Black-Scholes model were as follows:

Fair Value Assumptions	March 31, 2022	December 31, 2021
Risk-free interest rate	2.42%	1.11%
Expected term (in years)	3.75	4
Expected volatility	60%	53%
Dividend yield	—	—
Fair value of common stock	$1.49	$3.65

11.     ACCRUED EXPENSES

As of March 31, 2022 and December 31, 2021, accrued expenses consisted of the following (in thousands):

	March 31, 2022	December 31, 2021
Accrued professional service fees	$4,989	$2,225
Accrued payroll expenses	1,289	1,896
Accrued construction in progress	1,679	658
Accrued inventory	1,249	1,422
Accrued warranty expenses	880	560
Other accrued expenses	967	1,395
Total accrued expenses	$11,053	$8,156

ROMEO POWER, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
12.     NET (LOSS) INCOME PER SHARE

The basic and diluted net (loss) income per share is computed by dividing our net loss or net income by the weighted average shares outstanding during the period. The calculation of basic and diluted net (loss) income per share for the three months ended March 31, 2022 and 2021 is presented below (in thousands, except share and per share data):

	Three Months Ended March 31,
	2022	2021
Net (loss) income	$(81,113)	$92,109

Weighted average common shares outstanding – basic	135,260,665	128,788,715
Dilutive effect of potentially issuable shares	—	7,102,004
Weighted average common shares outstanding – diluted	135,260,665	135,890,719

Basic net (loss) income per share	$(0.60)	$0.72
Diluted net (loss) income per share	$(0.60)	$0.68

Potentially dilutive shares that were considered in the determination of diluted net (loss) income per share include stock options and warrants to purchase our Common Stock as well as RSUs and PSUs. Antidilutive shares excluded from the calculation of diluted net (loss) income per share were 12,708,540 and 11,277,997, respectively, for the three months ended March 31, 2022 and 2021. As the inclusion of common stock share equivalents in the calculation of diluted loss per share would be anti-dilutive for the three months ended March 31, 2022, diluted net loss per share was the same as basic net loss per share.

13. CONCENTRATION OF RISK

Customer Concentration and Accounts Receivable

We had certain customers whose revenue individually represented 10% or more of our total revenue, or whose accounts receivable balances individually represented 10% or more of our total accounts receivable, as follows:
Revenues from each major customer (including engineering services revenue from the JV) as % of total revenue are summarized in the following table for the three months ended March 31, 2022:

	Three Months Ended March 31,
	2022	2021
Major Customer 1	77%	26%
Major Customer 2	5%	22%
Total Major Customers	82%	48%
Joint Venture	1%	42%
Total Major Customers	83%	90%

ROMEO POWER, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Accounts receivable from each major customer (including the JV) as % of total accounts receivable as of March 31, 2022 and December 31, 2021 are summarized in the following table:

	March 31, 2022	December 31, 2021
Major Customer 1	73%	48%
Major Customer 2	11%	16%
Joint Venture	—%	1%
Total Major Customers	84%	65%

Supplier Concentration

We rely on third-party suppliers for the provision and development of many of the key components and materials used in our battery modules and packs, such as battery cells, electrical components, electromechanical components, mechanical components and enclosure materials. Some of the components used in our battery modules and packs are purchased by us from single sources. While we believe that we may be able to establish alternative supply relationships and can obtain or engineer replacement components for our single-sourced components, we may be unable to do so in the short term (or at all) at prices or quality levels that are favorable to us, which could have a material adverse effect on our business, financial condition, operating results, and future prospects. Furthermore, in certain cases, the establishment of an alternative supply relationship could require us to visit a new supplier’s facilities in order to qualify the supplier and perform supplier quality audits, which process may be hampered depending on travel restrictions or facility closures due to the ongoing Covid-19 pandemic. During the three months ended March 31, 2022, seven third-party suppliers of key single-sourced components and materials used in our battery modules and packs represented 23% of our total purchases during the period.

We are dependent on the continued supply of battery cells for our products, and we may require more cells to grow our business according to our plans. Currently, the overall supply of battery cells that we utilize in our manufacturing process has been constrained by high market demand when compared to available supply. We currently purchase our cylindrical battery cells from two Tier 1 cylindrical battery cell suppliers, whose cells are qualified for use in EV applications. To date, we have only fully qualified a very limited number of additional suppliers and have limited flexibility in changing battery cell suppliers, though we are actively engaged in activities to qualify additional battery cell suppliers for use in EV applications. During the three months ended March 31, 2022, 38% of our total purchases for components of our products were for battery cells, of which 90% of the battery cell purchases were concentrated with two Tier 1 suppliers. We may purchase our battery cells either directly from the cell supplier or through a distributor.

14.    TRANSACTIONS WITH RELATED PARTIES

In the ordinary course of business, the Company enters into transactions with related parties to sell products and services. The following table presents the net revenues and cost of revenues associated with our related parties, which are included in our condensed consolidated statement of operations and comprehensive (loss) income (in thousands):

	Three Months Ended March 31,
	2022	2021
Related party revenues - product revenues	$—	$271
Related party revenues - service revenues	162	442
Total related party revenues	162	713

Costs associated with related party revenues - product revenues	—	200
Costs associated with related party revenues - service revenues	138	389
Total costs associated with related party revenues	138	589
Gross profit associated with related party revenues	$24	$124

ROMEO POWER, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Transactions with BorgWarner and the JV

In connection with Legacy Romeo’s investment in the JV formed on June 28, 2019 (Note 5), Legacy Romeo entered into a services agreement to provide various professional services to the JV. We have also sold certain products directly to a subsidiary of BorgWarner. On February 4, 2022, we acquired BorgWarner’s ownership share in the JV, which was subsequently dissolved on February 11, 2022. For further information on our acquisition of BorgWarner’s ownership share in the JV, see Note 1. Revenues earned for services rendered to the JV and products sold to BorgWarner were presented in the table above. Accounts receivable from BorgWarner JV was zero and $0.5 million at March 31, 2022 and December 31, 2021, respectively.

Transactions with Heritage Environmental Services and its related parties
On October 2, 2020, we entered into the Battery Recycling Arrangement with HBR, an affiliate of HES, a related party to an investor in Legacy Romeo and an investor of $25.0 million in the PIPE Shares. Immediately following the Business Combination on December 29, 2020, we contributed $35.0 million to HBR. See Note 5 for additional information relating to our contribution to HBR.

In connection with the Battery Recycling Arrangement, we also agreed to fund up to $10.0 million to purchase ten battery electric vehicle (“BEV”) trucks and the charging infrastructure for a one-year pilot program to determine the feasibility of transitioning HES’s or its affiliates’ fleet of trucks from diesel powered vehicles to BEVs. If such pilot program is successful, the parties would enter into an agreement for the procurement through us of at least 500 BEVs on terms acceptable to HBR, HES and us. The participants in the pilot program have been selected, and the parties have entered into agreements to support the pilot program. Development of batteries for the program is underway, and the pilot program is expected to start in the fourth quarter of 2022. During the three months ended March 31, 2022 and 2021, we recorded $0.3 million and no selling, general and administrative expenses incurred for the pilot program, respectively.

Transactions with Michael Patterson and related parties

On April 15, 2021, Michael Patterson ended his employment with Romeo, resigned from all positions he used to hold in the Company, the Board of Directors and the BorgWarner JV board of directors, and we entered into a consulting agreement with him for services to be provided through the end of 2021. On May 5, 2021, we signed a non-binding Memorandum of Understanding with Crane Carrier Company (“CCC”) to explore the terms of a potential commercial relationship in which we would supply batteries to CCC for its electric refuse trucks. CCC was recently acquired by Battle Motors, a company founded by Michael Patterson, and Mr. Patterson is the Chief Executive Officer of both CCC and Battle Motors.

15.     COMMITMENTS AND CONTINGENCIES

Litigation
We are subject to certain claims and legal matters that arise in the normal course of business. Management does not expect any such claims and legal actions to have a material adverse effect on our financial position, results of operations or liquidity, except the following:

Chelico Litigation

A police officer was injured in connection with an automobile accident resulting from an allegedly intoxicated Legacy Romeo employee driving following his departure from a 2017 company holiday party that occurred after hours and not on our premises. We terminated the employee’s employment shortly after the incident occurred. This matter resulted in a personal injury lawsuit (Chelico et al. v. Romeo Systems, Inc., et al., Case # 18STCV04589, Los Angeles County), for which we are a named defendant. In July 2020, we settled this matter in principle and agreed to pay a settlement of $6.0 million. Correspondence that we believe constituted a legally enforceable agreement was exchanged on July 22, 2020. Our business and umbrella insurance carriers agreed to cover the cost of damages owed. As a result, we accrued $6.0 million as a legal settlement payable with a corresponding insurance receivable for $6.0 million as of March 31, 2022 and December 31, 2021. Because the plaintiff had not proceeded to finalize the settlement transaction due to a dispute with the City of Los Angeles related to the allocation of the global settlement payment between the plaintiff and the LAPD (unrelated to Romeo), we filed a claim for

ROMEO POWER, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
breach of contract against the plaintiff in Romeo Systems et al. v. Chelico, Case # 21STCV20701. The cases have been deemed related and are now both pending before Hon. Mark Epstein. A trial date for the contract-related claims has been set for October 2022, and trial for the personal injury claims has been set for June 2023. Based upon information presently known to management, we are not currently able to estimate the outcome of this proceeding or a possible range of loss, if any, more than the $6.0 million settlement payable we agreed upon.

The $6.0 million of legal settlement payable and the related $6.0 million of insurance receivable were reported in the noncurrent liability section and noncurrent asset section, respectively, of our balance sheet as of March 31, 2022.

Wage and Hour Litigation

In October 2020, a wage-and-hour class action was filed in Los Angeles Superior Court on behalf of all current and former non-exempt employees in California from October 2016 to present. The allegations include meal and rest period violations and various related claims. The parties mediated on October 7, 2021 and reached a settlement shortly thereafter. The parties are preparing to submit the settlement to the Court for approval. The proposed settlement amount is not material to the Company's consolidated financial statements.

Cannon Complaint

On February 26, 2021, plaintiff Lady Benjamin PD Cannon f/k/a Ben Cannon filed a complaint (the “Cannon Complaint”) against Romeo and Michael Patterson (“Patterson”) in the Court of Chancery for the State of Delaware. The Cannon Complaint includes claims for declaratory relief (against Romeo and Patterson), non-compliance with Article 9 of the Delaware UCC (against Patterson), conversion (against Romeo and Patterson), and breach of contract (against Romeo). Generally, plaintiff alleges that the transfer to Patterson of a warrant for 1,000,000 shares of Romeo’s Common Stock, which plaintiff pledged as security for a loan, is invalid, that Patterson improperly accepted that warrant in satisfaction of the loan, and that she, not Patterson, holds the right to exercise that warrant and to purchase the equivalent of 1% of Romeo’s Common Stock. The relief sought by plaintiff includes declaratory relief, return of the warrant, specific performance on the warrant, money damages, cost of suit, and attorneys’ fees. On May 4, 2021, Romeo filed a motion to dismiss all claims against it under Delaware Chancery Rule 12(b)(6); on May 17, 2021, plaintiff filed a motion for partial summary judgment; and on June 16, 2021, Romeo and Patterson filed a joint Rule 56(f) motion for discovery.

On September 24, 2021, the Court granted Romeo’s motion to dismiss plaintiff’s claim for conversion against the Company, but otherwise denied Romeo’s motion. The Court also deferred a ruling on plaintiffs’ motion for partial summary judgment and Romeo and Patterson’s Rule 56(f) motion for discovery.

On October 8, 2021, the Court granted the parties’ stipulation pursuant to which plaintiff withdrew her motion for partial summary judgment without prejudice, the parties agreed that plaintiff would file a first amended complaint, and the parties agreed to a schedule for Romeo and Patterson to file Answers to that first amended complaint and a date by when the parties would complete certain discovery. Plaintiff filed her first amended complaint on October 18, 2021, removing her claim for conversion against Romeo and adding a claim against Romeo for alleged violation of 6 Del. C. § 8-404(a) on account of the same allegedly improper transfer of a warrant from plaintiff to Patterson. Romeo and Patterson filed Answers to that amended complaint on October 28, 2021 denying plaintiff’s claims.

The parties are currently engaged in the discovery phase of litigation, and we intend to defend ourselves vigorously against plaintiff’s claims. The outcome of any complex legal proceeding is inherently unpredictable and subject to significant uncertainties. Given the early stage of the litigation and based upon information presently known to management, we are not currently able to estimate the outcome of this proceeding or a possible range of loss, if any.

Nichols and Toner Complaints
On April 16, 2021, plaintiff Travis Nichols filed a class action complaint (the “Nichols Complaint”) against Romeo, in the U.S. District Court for the Southern District of New York. The Nichols Complaint alleges that defendants made false and misleading statements regarding the supply of battery cells, which are components of Romeo’s products, and the Company’s ability to meet customer demand and achieve its revenue forecast for 2021. On May 6, 2021, plaintiff Victor J. Toner filed a second class action complaint (the “Toner Complaint”) against Romeo, in the U.S. District Court for the Southern District of New York. The allegations in the Toner Complaint are substantially similar to the allegations in the Nichols Complaint. The

ROMEO POWER, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
relief sought by both plaintiffs includes money damages, reimbursement of expenses, and equitable relief. On July 15, 2021, the Court consolidated the two pending cases and appointed a lead plaintiff. The lead plaintiff filed his consolidated amended complaint on September 15, 2021. We intend to defend ourselves vigorously against these claims, and on November 5, 2021 we filed a motion to dismiss all claims. Briefing on the motion to dismiss is now complete and all other proceedings in the case are stayed pending resolution of our motion to dismiss. This litigation is at preliminary stages and the outcome of any complex legal proceeding is inherently unpredictable and subject to significant uncertainties. Based upon information presently known to management, we are not currently able to estimate the outcome of this proceeding or a possible range of loss, if any.

Supply Agreement

We have a long-term supply agreement (the “Supply Agreement”) for the purchase of lithium-ion battery cells with a Tier 1 battery cell and materials manufacturer (“Supplier”). Under the Supply Agreement, Supplier is committed to supplying cells to us, at escalating annual minimums, through June 30, 2028. Supplier's minimum total supply commitment to us, and our minimum purchase obligation, is for 8 GWh, and Supplier has agreed to use its best effort to allocate additional cells to us through 2023.

To facilitate Supplier’s supply of cells, we paid Supplier a deposit of $1.5 million in 2021 (the “Deposit”). As of March 31, 2022, the balance of the Deposit was $0.3 million. The decrease in the Deposit reflects credits received as cells were purchased in the first quarter of 2022 and an updated view of the number of cells to be purchased for the remainder of 2022 relative to the minimum volume commitment.

In addition, we paid a prepayment of $64.7 million (the “Prepayment”), which will be applied as an advance for the cells to be purchased from July 1, 2023 through June 30, 2028.

If the Company breaches its minimum volume commitment during any applicable year or portion thereof, Supplier is entitled to retain, as liquidated damages, the remaining balance of the Deposit or Prepayment for that year, as applicable. If Supplier materially breaches its minimum volume commitment during any applicable year or portion thereof, or in the event of a force majeure, Supplier will be required to return the remaining balance of the Deposit or Prepayment for that year, as applicable.

Unconditional Contractual Obligations
An unconditional contractual obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding (non-cancelable, or cancellable only in certain circumstances). As of March 31, 2022, we estimate our total unconditional contractual commitments, including inventory purchases, lease minimum payments and other contractual commitments, are $9.8 million for the nine months ending December 31 2022, $37.7 million for the year ending December 31 2023, $197.1 million for the year ending December 31 2024, $195.6 million for the year ending December 31 2025, $193.2 million for the year ending December 31 2026 and $354.9 million thereafter. However, the amount of our purchase commitments subsequent to March 31, 2022 is not fully fixed and is subject to change based on changes in certain raw materials indexes as well the quantities of purchases we actually make. Amounts exclude a $6.0 million legal settlement payable related to an employee liability matter, for which our business and umbrella insurance carriers have agreed to cover the cost of damages owed, and we have recorded a $6.0 million insurance receivable to reflect that commitment.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context indicates otherwise, references in this Quarterly Report on Form 10-Q (this “Quarterly Report”) to the “Company,” “Romeo,” “we,” “us,” “our” and similar terms refer to Romeo Power, Inc. (f/k/a RMG Acquisition Corp.) and its consolidated subsidiaries. References to “RMG” refer to RMG Acquisition Corp. prior to the consummation of the Business Combination (as defined below) and “Legacy Romeo” refers to Romeo Systems, Inc. As discussed in Note 1 to the accompanying condensed consolidated financial statements, we corrected the 2021 condensed consolidated financial statements related to the accounting for performance and market-based options granted in 2020 to our former Chairman and Chief Executive Officer. These corrections are reflected in the discussions.
Forward-Looking Statements

This Quarterly Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “contemplate,” “intend,” “believe,” “estimate,” “continue,” “goal,” “project” or the negative of such terms or other similar terms. These statements are subject to known and unknown risks, uncertainties and assumptions that could cause actual results to differ materially from those projected or otherwise implied by the forward-looking statements, including the following:
•risks that we are unsuccessful in integrating potential acquired businesses and product lines;
•risks of decreased revenues due to pricing pressures or lower product volume ordered from customers;
•risks that our products and services fail to interoperate with third-party systems;
•potential price increases or lack of availability of third-party technology, battery cells, components or other raw materials that we use in our products;
•potential disruption of our products, offerings, and networks;
•our ability to deliver products and services following a disaster or business continuity event;
•risks resulting from our international operations, including overseas supply chain partners;
•risks related to strategic alliances;
•risks related to our ability to raise additional capital in the future if required;
•potential unauthorized use of our products and technology by third parties;
•potential impairment charges related to our long-lived assets, including our fixed assets and equity method investments;
•changes in applicable laws or regulations, including tariffs and similar charges;
•potential failure to comply with privacy and information security regulations governing the client datasets we process and store;
•the possibility that the novel coronavirus (“COVID-19”) pandemic may adversely affect our future results of operations, financial position and cash flows;

•the possibility that Russia’s invasion of Ukraine may result in continued price increases or lack of availability of certain raw materials; and
•the possibility that we may be adversely affected by other economic, business or competitive factors.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this and other reports we file with or furnish to the Securities and Exchange Commission (“SEC”), including the information in “Item 1A. Risk Factors” included in Part I of our Annual Report on Form 10-K for the year ended December 31, 2021 (“2021 Form 10-K”). If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate.
Overview
We are an energy technology leader delivering advanced electrification solutions for complex vehicle applications. Through our energy-dense battery modules and packs, we enable large-scale sustainable transportation by delivering safe, longer lasting batteries that have shorter charge times and longer life. With greater energy density, we are able to create lightweight and efficient solutions that deliver superior performance and provide improved acceleration, range and durability compared to battery packs provided by our competitors. Our modules and packs are customizable and scalable and are optimized by our proprietary battery management system (“BMS”). We believe we produce superior battery products compared to our competitors by leveraging our technical expertise and depth of knowledge of energy storage systems into high performing products that fit a wide range of demanding applications.

Since 2016, we have been designing and building battery modules, and we provide enabling battery technology for key customers in the vehicle electrification industry. Currently, we primarily focus on marketing mobility energy technology for commercial vehicles in Classes 4-8, recreational marine vessels, and construction and agriculture vehicles. We have collaborated with HES to focus on sustainability and reuse applications of our batteries, and we have a strategic alliance with Republic to cooperate in opportunities to incorporate next-generation battery technology into its fleet operations. We also collaborate with Dynexus to integrate Dynexus’s battery performance and health sensors into our battery ecosystem. These relationships help us to de-risk our business model, scale our business and deliver value to our customers.
Our operations now consist of a single business segment, which is Romeo Power. Romeo Power designs and manufactures industry leading battery modules, battery packs, and BMS technologies for our customers.
We expect our capital and operating expenditures to increase significantly in connection with our ongoing activities, as the Company:
•purchases production equipment and increases the number of production lines used to manufacture its products;

•completes construction in a new factory in Cypress, California and moves our operations to the new location;
•commercializes products;
•continues to invest in R&D related to new technologies;
•considers additional long-term supply agreements with cell suppliers that may require substantial advance payment;
•increases its investment in marketing and advertising, as well as the sales and distribution infrastructure for its products and services;
•maintains and improves operational, financial and management information systems;
•hires additional personnel;
•obtains, maintains, expands and protects its intellectual property portfolio; and
•enhances internal functions to support its requirements as a publicly-traded company.
Key Factors Affecting Operating Results

We believe that our performance and future success depend on a number of factors that present significant opportunities for us, but also pose risks and challenges, including those discussed below and in the section titled “Risk Factors” in our 2021 Form 10-K.

Availability of Funding Resources

As of March 31, 2022, we had cash and cash equivalents, and investments of $41.3 million and $25.5 million, respectively. We have recurring losses, which have resulted in an accumulated deficit of $252.6 million as of March 31, 2022. On February 15, 2022, we entered into a Standby Equity Purchase Agreement (“SEPA”) with an affiliate of Yorkville Advisors. Under the terms of the SEPA, we have the right, but not the obligation, to sell up to $350 million of Common Stock to Yorkville, subject to certain limitations, at the time of our choosing during the two-year term of the agreement. During the three months ended March 31, 2022, we issued 16.7 million shares of Common Stock to Yorkville for cash proceeds of $25.0 million with a portion of the shares issued as non-cash stock purchase discount under the SEPA. Despite the access to liquidity from potential sales of Common Stock under the SEPA, as a result of continuing anticipated operating cash outflows, capital expenditures, amounts paid to BorgWarner in February 2022, and costs to support future growth, we believe that substantial doubt exists regarding our ability to continue as a going concern for twelve months from the date of the issuance of our financial statements. Although management continues to explore a range of options to further address the Company’s capitalization and liquidity, management cannot conclude as of the date of this filing that it is probable that additional options will become available to fund our longer range investment plans and our operating losses. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

COVID-19 Pandemic Update

On March 11, 2020, the WHO declared the COVID-19 outbreak a pandemic. The COVID-19 pandemic has adversely impacted economic activity and conditions worldwide, including workforces, liquidity, capital markets, consumer behavior, supply chains and macroeconomic conditions. Some locales continue to impose prolonged quarantines and restrict travel. These restrictions have at times impacted the ability of our employees to get to their places of work to produce products, our ability to obtain sufficient components or raw materials and component parts on a timely basis or at a cost-effective price, and our ability to keep our products moving through the supply chain. We implemented precautionary measures intended to help minimize the risk of the virus to our employees, including temporarily requiring some employees to work remotely and implementing viral testing and social distancing protocols for all work conducted onsite.

For the three months ended March 31, 2022, there has been a trend in many parts of the world of increasing availability and administration of vaccines against COVID-19, as well as an easing of restrictions on social, business, travel and government activities and functions. On the other hand, infection rates and regulations continue to fluctuate and are increasing in various regions. There are ongoing global impacts resulting from the pandemic, including challenges and increases in costs for logistics and supply chains, such as increased port congestion and intermittent supplier delays. In 2021, COVID-19 had an adverse impact on our operations, supply chains and distribution systems, and it has resulted in higher costs due to increased lead times and increased scarcity of raw materials than previously expected. Our efforts to qualify certain new suppliers, particularly in Asia, have been hampered which has required us to continue using certain higher cost components for our products. As restrictions on travel and local business activities are diminishing, we are beginning to resume visits with prospective customers in person, but the lengthy time period in which we were not able to host customers in our factory has prolonged the sales conversion cycle. Due to the various global economic impacts of the pandemic, we may experience significant and unpredictable reductions in demand for certain of our products, as well as interruptions in the availability of purchased components or increased logistics costs to deliver materials from suppliers or to customers. The degree and duration of disruptions to future business activities are unknown at this time. Ultimately, we cannot predict the duration of the COVID-19 pandemic. We will continue to monitor macroeconomic conditions to remain flexible and to optimize and evolve our business, as appropriate, and we will have to accurately project demand and infrastructure requirements and deploy our production, workforce and other resources accordingly.

Global Battery Cell Shortage
The cost of battery cells manufactured by our suppliers, depends in part upon the prices and availability of raw materials such as lithium, nickel, cobalt and/or other metals. Costs for these raw materials have increased due to higher production costs and demand surges in the EV market. The prices for these materials fluctuate, and their available supply may be unstable depending on market conditions and global demand, including as a result of increased global production of EVs and energy storage products. In the three months ended March 31, 2022, the prices have further escalated as a result of Russia’s invasion of Ukraine. Russia is the world’s second-largest producer of cobalt and the third-largest producer of nickel. Until the conflict between Russia and Ukraine is resolved, these materials are likely to become increasingly scarce and more expensive to obtain. A rise in the number of EV start-up companies in the United States that received substantial funding pursuant to capital markets transactions via mergers with special purpose acquisition companies (SPACs) in 2020 and 2021 also has contributed to increases in demand. Any reduced availability of these materials may impact our access to cells, and any increases in their prices may reduce our profitability if we cannot recoup the increased costs through the pricing of our products or services. The availability and price of cylindrical cells, which is the form we use in our products, tends to be more sensitive to the demand surge since most of the supply of other cell forms, such as pouch and prismatic cells, has been allocated previously, in some cases several years in advance.

Our current products are designed around cylindrical cells because such cells allow for optimal energy density, longest life and the highest level of safety. There are only three battery cell suppliers for cylindrical cells (“Tier 1 Suppliers”) whose cells are qualified for use in EV applications because of their superior quality, performance and safety standards. Other battery cell suppliers who manufacture cylindrical cells are emerging as potentially qualified sources for EV applications. We are conducting our rigorous qualification and validation process on these alternative cell suppliers in order to introduce more sourcing options into our product without sacrificing necessary performance and safety. Increased demand for EVs globally has outpaced the cell production capacity of the Tier 1 Suppliers. While the Tier 1 Suppliers are increasing their output capacity in Asia and in the United States, EV battery pack manufacturers are competing for a severely limited supply of battery cells in the short and medium term. As a result of the increased demand and higher raw material costs, battery cell pricing has increased for cell purchases between 2021 and 2022. Pricing indications from our cell suppliers indicate demand may start to stabilize between 2023 and 2025, although we cannot be certain this stabilization will occur.

Effective August 10, 2021, we entered into a long-term supply agreement (the “Supply Agreement”) for the purchase of lithium-ion battery cells with a Tier 1 battery cell and materials manufacturer (“Supplier”). Under the Supply Agreement, the Supplier is committed to supplying cells to us, at escalating annual minimum quantities, through June 30, 2028. For further discussion of the Supply Agreement please see Note 15 to the accompanying condensed consolidated financial statements.

Key Components of Operating Results
The following discussion describes certain line items in our condensed consolidated statements of operations and comprehensive (loss) income.
Revenue
We primarily generate revenue from the sale of battery modules, battery packs, and BMS, as well as the performance of engineering services, inclusive of the development of prototypes. Revenue generated from the sale of our battery modules, battery packs, and BMS under standard supply or production contracts is presented as product revenue in our condensed consolidated statements of operations and comprehensive (loss) income. Revenue generated from the production of prototypes is included in services revenue in our condensed consolidated statements of operations and comprehensive (loss) income, when prototypes are developed as a part of broader engineering services contracts, which are commonly entered into prior to signing a full production contract with a customer. Our services revenues are primarily earned through engineering services provided to the BorgWarner JV. As discussed in Note 1 to the accompanying condensed consolidated financial statements, we acquired BorgWarner’s 60% ownership of the JV on February 4, 2022 and dissolved the JV on February 11, 2022.
Cost of Revenue and Gross Loss
Cost of revenue is comprised primarily of product costs, personnel costs (e.g., for production line and production management employees), logistics and freight costs, depreciation and amortization of manufacturing and test equipment, and allocation of fixed overhead expenses. Our product costs are impacted by technological innovations, such as advances in battery controls and battery configurations, new product introductions, economies of scale that result in lower component costs, and improvements in and automation of our production processes. Our production line and production management personnel costs are primarily impacted by (1) changes in headcount, the number of production shifts and production lines that will be required to meet our anticipated future production levels, and (2) changes in compensation and benefits.

Gross loss may vary between periods and is primarily affected by production volumes, product costs, including costs for raw materials, components and labor, product mix, customer mix, and warranty costs.
Operating Expenses
Operating expenses primarily consist of research and development (R&D) costs and selling, general, and administrative costs. Personnel-related costs are the most significant component of each of these expense classifications and include salaries, benefits, payroll taxes, sales commissions, incentive compensation, and stock-based compensation.

R&D Expense
R&D expense includes personnel-related costs, third-party design and development costs, testing and evaluation costs and other indirect costs. R&D employees have expertise and perform activities related to battery cell science, battery module related technology and electro-mechanical engineering, thermal engineering and BMS engineering. We devote substantial resources to R&D programs that focus on both performance enhancements to, and cost efficiencies in, existing products and the timely development of new products that utilize technological innovation to drive down product costs, improve product functionality and enhance product safety and reliability. We intend to continue to invest resources in R&D efforts on an on-going basis, as we believe this investment is critical to maintaining and strengthening our competitive position.

Selling, General, and Administrative Expense
Selling, general and administrative expense includes sales, marketing and general and administrative costs. Sales and marketing expense includes personnel-related costs, as well as marketing, customer support, trade show and other indirect costs. We expect to continue to make the necessary sales and marketing investments to enable the execution of our strategy, which includes increasing market penetration geographically and entering into new markets. We currently offer products to electrify commercial trucks, buses, mining and agricultural equipment, and watercraft. We expect to expand the geographic reach of our product offerings and explore new revenue channels in our addressable markets in the future.

General and administrative expense includes: personnel-related costs attributable to our executive, finance, human resources and information technology organizations; certain facility costs; and fees for professional services. Fees for professional services consist primarily of outside legal and accounting, consulting, audit and tax costs.
Acquisition of In-process Research and Development

On February 4, 2022, we acquired BorgWarner’s ownership share in the JV, which was subsequently dissolved on February 11, 2022. The primary asset acquired in the Membership Interest Purchase Agreement (the “Purchase Agreement”) constitutes an in-process research and development asset (“IPR&D”) comprised entirely of the Company’s research and development. The Company recorded a charge of $35.0 million related to the acquisition of in-process research and development expense in the condensed consolidated statements of operations at the Purchase Agreement Closing Date because the Company determined that the IPR&D asset had no alternative future use that is distinct and different from the Company’s existing research and development. See Note 1 to the accompanying condensed consolidated financial statements for further information on our acquisition of BorgWarner’s ownership share in the JV.

Change in Fair Value of Public and Private Placement Warrants
In February 2019, RMG issued 7,666,648 warrants (the “Public Warrants”) to purchase shares of Common Stock at $11.50 per share. Simultaneously, RMG issued 4,600,000 warrants (the “Private Placement Warrants” and, together with the Public Warrants, the “Public and Private Placement Warrants”) to purchase shares of Common Stock at $11.50 per share to RMG Sponsor, LLC, certain funds and accounts managed by subsidiaries of BlackRock, Inc., and certain funds and accounts managed by Alta Fundamental Advisers LLC. The Company re-measures the fair value of the Public and Private Placement Warrants at each reporting period.

On February 16, 2021, we announced the redemption of all of the outstanding Public Warrants to purchase shares of our Common Stock. On April 5, 2021, all the outstanding Public Warrants were redeemed. As a result, we only had change in fair value of private placement warrants for the three months ended March 31, 2022.

Loss in Equity Method Investments

Loss in equity method investments reflects the recognition of our proportional share of the net losses of our equity method investments. For the three and three months ended March 31, 2022 and 2021, these losses relate only to the BorgWarner JV, in which we held a 40% ownership interest until we purchased the remaining 60% of ownership from BorgWarner on February 4, 2022 and then dissolved the JV on February 11, 2022. See Note 1 to the accompanying condensed consolidated financial statements for further information on our acquisition of the BorgWarner’s ownership share in the JV. As of March 31, 2022, there were no significant activities related to Heritage Battery Recycling, LLC (“HBR”). Therefore, during the three months ended March 31, 2022 and 2021, there are no profits or losses from our equity method investment in HBR to be recognized.

Results of Operations

	Three Months Ended March 31,		$	%
	2022	2021	Change	Change
Revenues:	(dollars in thousands)
Product revenues	$11,402	$612	$10,790	1763%
Service revenues	169	442	(273)	(62)%
Total revenues	11,571	1,054	10,517	998%
Cost of revenues:
Product cost	29,116	4,438	24,678	556%
Service cost	137	389	(252)	(65)%
Total cost of revenues	29,253	4,827	24,426	506%
Gross loss	(17,682)	(3,773)	(13,909)	369%
Operating expenses:
Research and development	6,705	3,771	2,934	78%
Selling, general, and administrative	22,248	15,902	6,346	40%
Acquisition of in-process research and development	35,402	—	35,402	NM
Total operating expenses	64,355	19,673	44,682	227%
Operating loss	(82,037)	(23,446)	(58,591)	250%
Interest expense	(39)	(7)	(32)	457%
Change in fair value of public and private placement warrants	1,271	116,125	(114,854)	(98.9)%
Investment (loss) gain, net	(37)	90	(127)	(141.1)%
(Loss) income before income taxes and loss in equity method investments	(80,842)	92,762	(173,604)	187%
Loss in equity method investments	(271)	(643)	372	(58)%
Provision for income taxes	—	(10)	10	NM
Net (loss) income	$(81,113)	$92,109	$(173,222)	188%
NM = Not meaningful

Three Months Ended March 31, 2022 Compared with Three Months Ended March 31, 2021

Revenues

Product revenues
Product revenues increased approximately $10.8 million, or 1763%, for the three months ended March 31, 2022, as compared to the same period in the prior year. The increase in product revenues relates primarily to increased delivery on three supply contracts, resulting in an increase of approximately $10.0 million of product revenues for the three months ended March 31, 2022 as compared to the same period in the prior year. The term of each of the three supply contracts will end between 2023 and 2025. During the three months ended March 31, 2022, the average selling prices per unit did not have a significant impact on revenues when compared to the same period in the prior year.
Minimum quantity commitments related to contracts signed through March 31, 2022 is approximately $412.0 million of backlog. With the completion of the delivery of engineering and prototype services, we expect to recognize approximately $33.4 million of this backlog revenue during the remainder of our fiscal year ending December 31, 2022. For further discussion on our backlog, see Note 3 to the accompanying condensed consolidated financial statements.

Service revenues
Service revenues declined approximately $0.3 million, or 62%, for the three months ended March 31, 2022, as compared to the same period in the prior year. The decline in service revenues is primarily related to the acquisition of BorgWarner’s 60% ownership on February 4, 2022 as the service revenue was primarily related to our revenue from the JV.
Cost of Revenues
Cost of revenues – product cost
Cost of revenues associated with product revenues increased approximately $24.7 million, or 556%, for the three months ended March 31, 2022, as compared to the same period in the prior year. Higher costs of product revenue resulted from a higher volume of product shipments during the three months ended March 31, 2022, which drove increases in materials consumed as well as greater production labor headcount and other production related operating costs. The increase in material costs also reflects incurrence of delivery expediting costs due to scarcity of supply.

Overhead costs remained consistent year over year. A significant portion of the overhead costs that we incurred in both periods include facility rent, utilities, and depreciation of manufacturing equipment and tooling, which are fixed or semi-fixed in nature. As manufacturing activities under our supply contracts increase, we expect to achieve improved leverage on fixed and semi-fixed overhead costs. As a result of such improvement, gross loss as a percentage of product revenues decreased to 155% for the three months ended March 31, 2022, as compared to gross loss as a percentage of product revenues of 625% for the same period in the prior year.
Cost of revenues – service cost
Cost of revenues associated with service revenues decreased approximately $0.3 million, or 65%, for the three months ended March 31, 2022, as compared to cost of revenues associated with service revenues for the same period in the prior year. The decrease is primarily due to decrease in service revenues from the JV as discussed under “Service Revenues” above. Gross margin was 19% for the three months ended March 31, 2022, as compared to gross margin of 12% for the same period in the prior year.

Research and Development Expense
R&D expense increased approximately $2.9 million, or 78%, for the three months ended March 31, 2022, as compared to the same period in the prior year. The increase was primarily attributable to a $2.5 million increase in compensation and benefits as a result of a headcount increase for increased R&D activities to support ongoing technology and product development. The remaining increase was primarily due to a higher volume of materials consumed in product development activities.

As manufacturing activities under our supply contracts increase, we expect to achieve improved leverage on R&D costs. As a result of such improvement, R&D expense as a percentage of revenues decreased to 58% for the three months ended March 31, 2022, as compared to 358% for the same period in the prior year.

Selling, General, and Administrative Expense
Selling, general, and administrative (“SG&A”) expense increased approximately $6.3 million, or 40%, for the three months ended March 31, 2022, as compared to the same period in the prior year. The $6.3 million increase reflects primarily an increase in professional fees of $3.0 million, lease expenses of $1.2 million, compensation and benefits cost of $1.0 million, IT related costs of $0.7 million, and depreciation and amortization of $0.6 million.

As manufacturing activities under our supply contracts increase, we expect to achieve improved leverage on SG&A costs. As a result of such improvement, SG&A expense as a percentage of revenues decreased to 192% for the three months ended March 31, 2022, as compared to 1,509% for the same period in the prior year.

Acquisition of In-process Research and Development
On February 4, 2022, we acquired the BorgWarner’s ownership share in the JV, which was subsequently dissolved on February 11, 2022. The primary asset acquired in the Purchase Agreement constitutes an in-process research and development asset (“IPR&D”). The Company recorded a charge of $35.4 million to acquired in-process research and development expense in the condensed consolidated statements of operations at the Purchase Agreement Closing Date because the Company determined that the IPR&D asset had no alternative future use that is distinct and different from the Company’s existing research and development. For further information on our acquisition of the BorgWarner’s ownership share in the JV, see Note 1 to the accompanying condensed consolidated financial statements.

We did not incur such charge in the three months ended March 31, 2021.

Change in Fair Value of Public and Private Placement Warrants
The Company re-measures the fair value of the Public and Private Placement Warrants liabilities at each reporting period.
For the three months ended March 31, 2022, the change in fair value of the Private Placement Warrants liability was a decrease of $1.3 million, resulting in the recognition of a gain related to the reduction of the carrying value of the associated liability. The decrease in the fair value of the Private Placement Warrants was primarily due to the decreases in the price of our Common Stock.

For the three months ended March 31, 2021, the change in fair value of the Public and Private Placement Warrants liability was a decrease of $116.1 million, resulting in the recognition of a gain related to the reduction of the carrying value of the associated liability. The decrease in the fair value of the Public and Private Placement Warrants was primarily due to the decreases in the price of our Common Stock.

Loss in Equity Method Investments

We account for our investment in the BorgWarner JV under the equity method of accounting and, accordingly, recognize our proportionate share of the joint venture’s earnings and losses. For the three months ended March 31, 2021, $0.6 million was recognized as loss in equity method investments, representing our 40% share of the losses recognized by the joint venture. For the three months ended March 31, 2022, $0.3 million was recognized as loss in equity method investments, representing our 40% share of the losses recognized by the joint venture from January 1, 2022 through February 4, 2022, the date on which we acquired full ownership of the JV. No loss or gain in equity method investment has been recognized after February 4, 2022.

Net (Loss) Income
We reported net loss of $81.1 million for the three months ended March 31, 2022, as compared to net income of $92.1 million for the same period in the prior year. The decrease of $173.2 million in net income is primarily due to the one-time charge associated with the acquisition of in-process research and development and the unfavorable change in fair value of our Public and Private Placement Warrants liability as discussed above. The net loss for the first quarter also reflected increased cost of product revenues, increased R&D cost and higher SG&A expense.

Non-GAAP Financial Measures

In addition to our results determined in accordance with accounting principles generally accepted in the United States of America (“GAAP”), our management utilizes certain non-GAAP performance measures, EBITDA and Adjusted EBITDA, for purposes of evaluating our ongoing operations and for internal planning and forecasting purposes. We believe that these non-GAAP operating measures, when reviewed collectively with our GAAP financial information, provide useful supplemental information to investors in assessing our operating performance.
EBITDA and Adjusted EBITDA
“EBITDA” is defined as earnings before interest income and expense, income tax expense or benefit, and depreciation and amortization. “Adjusted EBITDA” has been calculated using EBITDA adjusted for, stock-based compensation, change in fair value of the Public and Private Placement Warrants, investment (loss) gain, net, and acquisition of in-process research and development (Note 1 to the accompanying condensed consolidated financial statements). We believe that both EBITDA and Adjusted EBITDA provide additional information for investors to use in (1) evaluating our ongoing operating results and trends and (2) comparing our financial performance with those of comparable companies which may disclose similar non-GAAP financial measures to investors. These non-GAAP measures provide investors with incremental information for the evaluation of our performance after isolation of certain items deemed unrelated to our core business operations.

EBITDA and Adjusted EBITDA are presented as supplemental measures to our GAAP measures of performance. When evaluating EBITDA and Adjusted EBITDA, you should be aware that we may incur future expenses similar to those excluded when calculating these measures. In addition, our presentation of these measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Furthermore, our computation of EBITDA and Adjusted EBITDA may not be directly comparable to similarly titled measures computed by other companies, as the nature of the adjustments that other companies may include or exclude when calculating EBITDA and Adjusted EBITDA may differ from the adjustments reflected in our measure. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered in isolation, nor should these measures be viewed as a substitute for the most directly comparable GAAP measure, which is net income (loss). We compensate for the limitations of our non-GAAP measures by relying primarily on our GAAP results. You should review the reconciliation of our net (loss) income to EBITDA and Adjusted EBITDA below and not rely on any single financial measure to evaluate our performance.
The following table reconciles net (loss) income to EBITDA and Adjusted EBITDA for the three months ended March 31, 2022 and 2021 (in thousands):

	Three Months Ended March 31,
	2022	2021
Net (loss) income	$(81,113)	$92,109
Interest expense	39	7
Benefit from income taxes	—	10
Depreciation and amortization expense	1,098	505
Amortization of investment premium paid	148	420
EBITDA	(79,828)	93,051
Stock-based compensation	863	4,456
Change in fair value of public and private placement warrants	(1,271)	(116,125)
Investment loss (gain), net	37	(90)
Acquisition of in-process research and development	35,402	—
Adjusted EBITDA	$(44,797)	$(18,708)

Liquidity and Capital Resources

From our inception in June 2014 through March 31, 2022, we generated an accumulated deficit of $252.6 million, while pursuing substantial R&D activities to bring the products in our lithium-ion battery technology platform to market on a mass production scale. We also have added significant cost to establish the infrastructure necessary as a public entity and to support growth of both commercial and production activities.
On December 29, 2020, the consummation of the Business Combination resulted in net cash proceeds of $345.8 million of cash available to fund our future operations, potential future obligations to contribute cash to fund the BorgWarner JV proportional to our ownership and our $35.0 million initial contribution for a profit sharing interest in the HBR System. The net proceeds received reflect gross proceeds of $394.2 million from the Business Combination, inclusive of cash from the PIPE Shares (as defined below), offset by the following: (i) settling all of Legacy Romeo’s issued and outstanding term notes, inclusive of accrued and unpaid interest, (ii) payment of transaction costs incurred by both RMG and Legacy Romeo, and (iii) payments of deferred legal fees, underwriting commissions, and other costs incurred in connection with the initial public offering of RMG.

Our current business plans include continued investments into R&D for technology and product development, capital for additional production capacity and related operating infrastructure, and further build out of business systems supporting the overall business. Support of these investments is expected to continue to consume cash which will require additional sources of capital. As the market for our customers’ products and demand for our technology continues to grow, increased sales volume may contribute to lower cost for materials we purchase and better cost leverage, as well as an improved pricing environment. However, we expect operating losses to continue to consume cash and cannot predict when we will generate positive cash flow.
As discussed in the “Overview” section, we continue to take precautionary measures intended to help minimize the risk of the COVID-19 virus to our employees and operations. We require vaccination, use of personal protective equipment, social distancing protocols when possible and weekly virus testing for all employees. While COVID-19 has had a limited adverse impact on our internal operations, we have experienced some disruption in supply chain and distribution systems which have led to the need to expedite delivery of materials and incur higher freight costs. The degree and duration of disruptions to future business activity are unknown at this time.
Our continuing short-term and long-term liquidity requirements are expected to be impacted by the following, among other things:

•the timing and the costs involved in bringing our products to market;
•the expansion of production capacity;
•our ability to manage the costs of manufacturing our product;
•the availability, cost and logistics expense for materials we purchase;
•the availability of trade credit associated with the purchase of materials;
•capital commitments that may be required to secure long-term cell supply arrangements;
•general business liabilities, including the cost of warranty and quality claims, commercial disputes and potential business litigation costs and liabilities;
•the scope, costs, timing and outcomes of our R&D activities for our battery modules and battery packs;
•the costs of maintaining, expanding and protecting our intellectual property portfolio, including licensing expenses and potential intellectual property litigation costs and liabilities;
•the costs of additional general and administrative personnel, including accounting and finance, legal and human resources, as a result of becoming a public company;
•our ability to collect revenues from start-up companies operating in a relatively new industry;
•the rate of development of the markets and demand for our products, including the pace of conversion to vehicle electrification and the degree of regulatory mandates and incentives that may affect the rate of conversion;
•the global battery cell shortage; and
•other risks discussed in the section titled “Risk Factors.”

Liquidity Requirements

As of March 31, 2022, our current assets were approximately $126.7 million, consisting primarily of cash and cash equivalents, available-for-sale debt investments, inventory, prepaid inventory and prepaid expenses and other current assets, and an insurance receivable. As of March 31, 2022, our current liabilities were approximately $31.9 million, consisting primarily of accounts payable, accrued expenses, contract liabilities, current lease liabilities and other current liabilities. These liabilities are described in the paragraphs below.

As described in more detail in Note 15 to the accompanying condensed consolidated financial statements, we signed a Supply Agreement, effective August 10, 2021, with a supplier for the purchase of battery cells over the period of 2021 through 2028. As part of the Supply Agreement, we made a $64.7 million Prepayment to the supplier for the contract years beginning 2023 through 2028, and paid an additional $1.5 million Deposit to secure the supply of cells for 2022. These amounts will be recouped through credits received as cells are purchased. If we breach our minimum volume commitments during any applicable year, the supplier will be entitled to keep the remaining balance of the prepaid amounts for such year, as applicable.

As described in more detail in Note 15 to the accompanying condensed consolidated financial statements, on October 25, 2021 BorgWarner decided to exercise a right under the Joint Venture Operating Agreement, dated May 6, 2019 (the “Operating Agreement”), to put its ownership stake in the BorgWarner JV to Romeo. As a result, we completed the acquisition of the BorgWarner’s ownership share in the first quarter of 2022. The acquisition was paid for in cash.

Other strategic initiatives, which may or may not be similar in nature to the long-term cell supply agreement, will continue to be assessed in the context of balancing business value and our liquidity position. We may consider future strategic initiatives which in our assessment may lead to opportunities to maximize value of the business and require significant investment. Management anticipates that, in addition to possible strategic initiatives, our other ongoing liquidity and capital needs will relate primarily to capital expenditures for the expansion and support of production capacity, investment related to continue to reduce the cost of our product, working capital to support increased production and sales volume, general overhead and personnel expenses to support continued growth and scale, and overall operating losses.
As of March 31, 2022, we had cash and cash equivalents, and investments of $41.3 million and $25.5 million, respectively. We have recurring losses, which have resulted in an accumulated deficit of $252.6 million as of March 31, 2022, 2021. On February 15, 2022, we entered into the SEPA with an affiliate of Yorkville Advisors. Under terms of the SEPA, we have the right, but not the obligation, to sell up to $350 million of Common Stock to an affiliate of Yorkville Advisors, subject to certain limitations, at the time of our choosing during the two-year term of the agreement. During the three months ended March 31, 2022, we issued 16.7 million shares of Common Stock to Yorkville for cash proceeds of $25.0 million with a portion of the shares issued as non-cash stock purchase discount under the SEPA. Management continues to explore a range of options to further address the Company’s capitalization and liquidity. If we raise funds by issuing debt securities or incurring loans, this form of financing would have rights, preferences, and privileges senior to those of holders of our Common Stock. The availability and the terms under which we can borrow additional capital could be disadvantageous, and the terms of debt securities or borrowings could impose significant restrictions on our operations. Macroeconomic conditions and credit markets could also impact the availability and cost of potential future debt financing. If we raise capital through the issuance of additional equity, such sales and issuance would dilute the ownership interests of the existing holders of our Common Stock. There can be no assurances that any additional debt or equity financing would be available to us or if available, that such financing would be on favorable terms to us.

Effective as of October 1, 2021, the Company entered into a Single-Tenant Commercial Lease (the “Lease”) for approximately 215,000 square feet of office, assembly, storage, warehouse and distribution space located in Cypress, California (the “Premises”). The Company intends to use the Premises for its corporate headquarters. On October 29, 2021, the Landlord tendered possession of the Premises to us. The monthly lease payments commenced on January 21, 2022. Under the terms of the Lease, the Company paid the Landlord an initial base monthly rent of $210,700, or $0.98 per square foot. The monthly base rent will increase annually by approximately three percent of the then-current base rent. The Company is also responsible for its proportional share of operating expenses, real estate tax expenses, insurance charges and maintenance costs, each as defined in the Lease, associated with the ownership, operation, maintenance, and repair of the Premises, subject to certain exclusions provided in the Lease (as described in the Lease).

The term of the Lease is 97 calendar months. The Company may, at its option, extend the term of the Lease for five additional years on the same terms and conditions, except that the base monthly rent shall be adjusted to the “fair rental value” of the Premises.

As of March 31, 2022, we estimate our total unconditional contractual commitments, including inventory purchases, lease minimum payments and other contractual commitments, are $9.8 million for the nine months ended December 31, 2022, $37.7 million for the year ended December 31, 2023, $197.1 million for the year ended December 31, 2024, $195.6 million for the year ended December 31, 2025, $193.2 million for the year ended December 31, 2026 and $354.9 million thereafter. However, the amount of our purchase commitments subsequent to December 31, 2021 is not fully fixed and is subject to change based on changes in certain raw materials indexes as well the quantities of purchases we actually make.

Cash Flow Analysis
The following table provides a summary of cash flow data for the three months ended March 31, 2022 and 2021 (in thousands):

	Three Months Ended March 31,

	2022	2021
Cash, cash equivalents and restricted cash at beginning of period	$25,638	$293,942
Operating activities:
Net (loss) income	(81,113)	92,109
Non-cash adjustments	41,017	(110,113)
Changes in working capital	57	(6,168)
Net cash used in operating activities	(40,039)	(24,172)
Net cash provided by (used in) investing activities	33,921	(253,123)
Net cash provided by financing activities	24,810	26,131
Net change in cash, cash equivalents, and restricted cash	18,692	(251,164)
Cash, cash equivalents and restricted cash at end of period	$44,330	$42,778

Cash Flows used in Operating Activities

Net cash used in operating activities was approximately $40.0 million for the three months ended March 31, 2022, which is primarily the net loss of $81.1 million offset by non-cash adjustments of $41.0 million. Significant non-cash items included in net loss which affected operating activities include: acquisition of in-process research and development, inventory provision, depreciation and amortization, stock-based compensation and non-cash equity-method loss, the change in fair value of our Private Placement Warrants.
Net cash used in operating activities was approximately $24.2 million for the three months ended March 31, 2021. Significant cash outflows include changes in operating assets and liabilities totaling approximately $6.2 million. These net cash outflows were primarily the result of cash outlays for prepaid expenses and other current assets of $7.0 million, purchases of inventory of $1.1 million, and an increase in accounts receivable of $0.6 million. Cash outflows for prepaid expenses and other current assets consisted primarily of payments for insurance policies required to comply with the requirements of being a publicly traded company. The aforementioned cash outflows were offset by increases in accounts payable and accrued expenses of $2.9 million. An additional contributor to net cash used in operating activities during the period was our loss after adjustment for non-cash items, which approximated $18.0 million. Significant non-cash adjustments include: adjustments for depreciation and amortization, stock-based compensation, non-cash equity-method loss, inventory write downs, the change in fair value of our Public and Private Placement Warrants, and non-cash lease expense.

Cash Flows used in Investing Activities
For the three months ended March 31, 2022, net cash provided by investing activities was approximately $33.9 million and was primarily related to $70.9 million of proceeds from matured and sold available-for-sale investments, partially offset by $34.0 million of asset acquisition, net of cash acquired, in our acquisition of BorgWarner’s ownership in the JV, as well as $2.9 million for capital expenditures. For further discussion on our acquisition of BorgWarner’s ownership in the JV, see Note 1 to the accompanying condensed consolidated financial statements.
For the three months ended March 31, 2021, net cash used in investing activities was approximately $253.1 million and was primarily related to $281.1 million used to purchase investments, our contribution of $4.0 million to the JV to fund operating activities, and $1.6 million for capital expenditures. Cash used for investing activities was partially offset by $33.6 million from sales and maturities of investments.
Cash Flows from Financing Activities
For the three months ended March 31, 2022, net cash provided by financing activities of approximately $24.8 million was related primarily to $25.0 million of proceeds from share issuance under the SEPA, offset by principal payments for finance leases and the redemption of our Public Warrants. For further discussion on the SEPA, see Note 1 to the accompanying condensed consolidated financial statements.
For the three months ended March 31, 2021, net cash provided by financing activities of approximately $26.1 million and was related to $26.2 million of proceeds from the exercise of stock options and warrants, offset by $0.1 million of principal payment for finance leases.
Contractual Obligations and Commitments

For the three months ended March 31, 2022, there have been no material changes to our significant contractual obligations as previously disclosed in our 2021 Form 10-K, except as described above in the section titled “Liquidity Requirements”.
Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with GAAP. These principles require us to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the balance sheet date, as well as reported amounts of revenue and expenses during the reporting period. Our most significant estimates and judgments involve our equity method investments, revenue recognition, equity valuations, private placement warrants, leases and inventory. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates.

There have been no substantial changes to these estimates, or the policies related to them during the three months ended March 31, 2022. For a full discussion of these estimates and policies, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies” in Item 7 of our 2021 Form 10-K.

Recent Accounting Pronouncements
See Note 2 to the accompanying condensed consolidated financial statements.
Item 3. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to a variety of market and other risks, including the effects of changes in interest rates and fluctuations in fuel prices, which are discussed further in the following paragraphs, as well as availability of funding sources which is discussed further under “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Key Factors Affecting Operating Results” in Part I, Item 2 of this Quarterly Report.
Interest Rate Risk
The market risk inherent in our financial instruments and our financial position represents the potential loss arising from adverse changes in interest rates. As of March 31, 2022, we had cash and cash equivalents of $41.3 million, which did not consist of interest-bearing money market accounts. As of December 31, 2021, we had cash and cash equivalents of $22.6 million, consisting of interest-bearing money market accounts for which the fair market value would be affected by changes in the general level of U.S. interest rates. However, due to the short-term maturities and the low-risk profile of our investments, an immediate 10% change in interest rates would not have a material effect on the fair market value of our cash and cash equivalents.

Available-for-Sale Debt Investments

We maintain an investment portfolio of various holdings, types, and maturities. Our primary objective for holding available-for-sale debt investments is to achieve an appropriate investment return consistent with preserving principal and managing risk. At any time, a sharp rise in market interest rates could have a material adverse impact on the fair value of our available-for-sale debt investment portfolio, while the opposite could occur due to a sharp decline in market interest rates. We may utilize derivative instruments designated as hedging instruments in the future to achieve our investment objectives. However, we had no outstanding hedging instruments for our available-for-sale debt investments as of March 31, 2022 and December 31, 2021. Our available-for-sale debt investments are held for purposes other than trading. We monitor our interest rate and credit risks, including our credit exposures to specific rating categories and to individual issuers. We believe the overall credit quality of our portfolio is strong.

For further discussion on our available-for-sale debt investments, see Note 9 to the accompanying condensed consolidated financial statements.

Fuel Price Risk

Our principal direct exposure to increases in fuel prices is as a result of potential increased freight costs caused by fuel surcharges or other fuel cost-driven price increases implemented by the third-party delivery companies on which we rely. Our annual freight costs (which consists of in-bound and out-bound freight-related costs) during the three months ended March 31, 2022 and 2021 were $4.8 million and $0.8 million, respectively. Increases in fuel prices may have a material adverse effect on our business, financial condition and results of operations, as such increases may contribute to an increase to our cost of revenues. See Part I, Item 1A. “Risk Factors—Increases in costs, disruption of supply or shortage of any of our battery components, such as cells, electronic and mechanical parts, or raw materials used in the production of such parts could harm our business.” included in Part I of our 2021 Form 10-K. We do not use derivatives to manage our exposure to fuel prices.

Conversely, rising prices for traditional petroleum based fuels also may have a positive impact on the markets we serve for battery electric propulsion, as it could accelerate the conversion of vehicles powered by internal combustion engines to battery electric vehicles. However, because of numerous variables affecting the rate of such conversion, we are not able to quantify a related financial impact.

Item 4. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated, as of the end of the period covered by this Quarterly Report, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were effective at the reasonable assurance level as of March 31, 2022.

In designing and evaluating the disclosure controls and procedures, management recognized that controls and procedures, no matter how well developed and operated, can provide only reasonable assurance of achieving the desired control objectives. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues or instances of fraud, if any, within the Company will be detected.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, during the three months ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION
Item 1.     Legal Proceedings.

See Note 15 to the accompanying condensed consolidated financial statements for a discussion of our legal proceedings.
Item 1A.     Risk Factors.

In evaluating us and our common stock, we urge you to carefully consider the risks and other information in this Quarterly Report, as well as the risk factors disclosed in Item 1A. to Part I of our 2021 Form 10-K, and other reports that we have filed with the SEC. Any of the risks discussed in such reports, as well as additional risks and uncertainties not currently known to us or that we currently deem immaterial, could materially and adversely affect our results of operations, financial condition or prospects. During the period covered by this Quarterly Report, there have been no material changes in our risk factors as previously disclosed except the following:

Russia’s invasion of Ukraine may continue to cause certain raw materials to become increasingly scarce and more expensive to obtain.

In the three months ended March 31, 2022, the cost of raw materials has further escalated as a result of Russia’s invasion of Ukraine. Russia is the world’s second-largest producer of cobalt and the third-largest producer of nickel. Until the conflict between Russia and Ukraine is resolved, these materials are likely to become increasingly scarce and more expensive to obtain. Any reduced availability of these raw materials or substantial increases in the prices for such materials may increase the cost of our components and consequently, the cost of our products. There can be no assurance that we will be able to recoup increasing costs of our components by increasing prices, which in turn could damage our brand, business, prospects, financial condition and operating results.

Item 2.     Unregistered Sales of Equity Securities and Use of Proceeds.

There were no sales of unregistered securities during the quarter that were not previously reported on a Current Report on Form 8-K

Item 3.     Defaults Upon Senior Securities.

None.

Item 4.     Mine Safety Disclosures.

Not applicable.

Item 5.     Other Information.

None.

Item 6.     Exhibits.

Exhibit No.	Description	Incorporation by Reference
3.1	Second Amended and Restated Certificate of Incorporation	Exhibit 3.1 to the Current Report on Form 8-K filed on January 5, 2021
3.2	Second Amended and Restated Bylaws of Romeo Power, Inc.	Exhibit 3.1 to the Current Report on Form 8-K filed on April 20, 2022
10.1	First Amendment to Lease between CenterPoint Properties Trust and Romeo Systems, Inc., dated January 28, 2022.	Exhibit 10.32 to the Annual Report on Form 10-K filed on March 1, 2022
10.2	Membership Interest Purchase Agreement, dated February 4, 2022, by and among Romeo Power, Inc., Romeo Systems, Inc., BorgWarner Inc., BorgWarner Ithaca LLC and BorgWarner Romeo Power LLC.	Exhibit 10.1 to the Current Report on Form 8-K filed on February 7, 2022
10.3	Standby Equity Purchase Agreement, dated February 15, 2022, by and between YA II PN, Ltd. and Romeo Power, Inc.	Exhibit 10.1 to the Current Report on Form 8-K filed on February 16, 2022
10.4	Amendment No. 1 to Standby Equity Purchase Agreement, dated February 28, 2022, by and between YA II PN, Ltd. and Romeo Power, Inc.	Exhibit 10.2 to the Current Report on Form 8-K filed on March 2, 2022
31.1	Certification of the Principal Executive Officer required by Rule 13a 14(a) or Rule 15d 14(a), as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002	Filed herewith
31.2	Certification of the Principal Financial Officer required by Rule 13a 14(a) or Rule 15d 14(a), as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002	Filed herewith
32.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Furnished herewith
32.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Furnished herewith
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROMEO POWER, INC.

By:	/s/ Susan S. Brennan
Susan S. Brennan
President and Chief Executive Officer
(Principal Executive Officer)

By:	/s/ Kerry A. Shiba
Kerry A. Shiba
Chief Financial Officer and Treasurer
(Principal Financial Officer)

Date: May 9, 2022